
APR 16 2004
04026228

2004 Annual Report

It's my WAL★MART®




PROCESSED
MAY 03 2004
THOMSON FINANCIAL

Good Jobs ★ Good Works ★ Good Citizen ★ Good Investment

Senior Officers

M. Susan Chambers
Executive Vice President,
Risk Management, Insurance and Benefits Administration

Robert F. Connolly
Executive Vice President, Marketing and
Consumer Communications,
Wal-Mart Stores Division

Thomas M. Coughlin
Vice Chairman of the Board

Douglas J. Degn
Executive Vice President,
Food, Consumables and General Merchandise,
Wal-Mart Stores Division

David J. Dible
Executive Vice President, Specialty Group,
Wal-Mart Stores Division

Linda M. Dillman
Executive Vice President and Chief Information Officer

Michael T. Duke
Executive Vice President,
President and Chief Executive Officer,
Wal-Mart Stores Division

Joseph J. Fitzsimmons
Senior Vice President, Finance and Treasurer

Rollin L. Ford
Executive Vice President, Logistics and Supply Chain

David D. Glass
Chairman of the Executive Committee of the Board

James H. Haworth
Executive Vice President, Operations,
Wal-Mart Stores Division

Charles M. Holley
Senior Vice President and Corporate Controller

Craig R. Herkert
Executive Vice President,
President and Chief Executive Officer, The Americas

Thomas D. Hyde
Executive Vice President, Legal and Corporate Affairs
and Corporate Secretary

C. Douglas McMillon
Executive Vice President, Merchandising,
SAM'S CLUB

John B. Menzer
Executive Vice President,
President and Chief Executive Officer,
Wal-Mart International Division

Coleman H. Peterson
Executive Vice President,
People Division

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

H. Lee Scott, Jr.
President and Chief Executive Officer

Gregory E. Spragg
Executive Vice President, Operations,
SAM'S CLUB

Celia M. Swanson
Executive Vice President,
Membership, Marketing and Administration,
SAM'S CLUB

B. Kevin Turner
Executive Vice President,
President and Chief Executive Officer,
SAM'S CLUB

Claire A. Watts
Executive Vice President,
Product Development, Apparel and Home Merchandising,
Wal-Mart Stores Division

S. Robson Walton
Chairman of the Board

Financial Highlights

(Fiscal years ending January 31,)


Net Sales (Billions)
04
$256.3
03
$229.6
02
$204.0
01
$180.8
00
$156.2


Diluted Earnings Per Share
From Continuing Operations
04
$2.03
03
$1.76
02
$1.44
01
$1.36
00
$1.21


Return On Assets
04
9.2%
03
9.2%
02
8.4%
01
8.6%
00
9.8%


Return On Shareholders' Eq
04
21.3%
03
20.9%
02
19.4%
01
21.3%
00
22.9%

Table of Contents


WAL-MART
SAM'S
CLUB

Good Jobs, Good Works, Good Citizen, Good Investment – that's Wal-Mart from cover to cover.

On Pages 4-7 of this annual report, you'll meet five unique Associates – from a part-time bicycle assembler in El Cajon, Calif., to a Japanese national in the Company's international leadership training program. All of them are growing and learning in the **Good Jobs and Good Careers** Wal-Mart provides.

Building Lasting Relationships with Suppliers is the subject of our story on Pages 8-9. Here you can read about our strong relationships with a family-owned produce operation, a popular cleaning-products company that Wal-Mart helped take international, and a maker of ethnic hair-care products.

On Pages 10-11, you'll learn about **Neighbors Helping Neighbors**, a few of the charitable programs Wal-Mart supports through local stores and Clubs. In Paragould, Ark., for example, a woman learned to read after struggling for a number of years. In a small town in North Carolina, a group helped foster cultural understanding between Hispanics and other area residents. And in Kissimmee, Fla., the Give Kids the World Village offered an oasis of fun for children with life-threatening illnesses.

On Pages 12-13, you'll see how Wal-Mart is **Raising the Standard of Living** for our Customers, from the Baldwin Hills neighborhood of Los Angeles, Calif., to El Paso, Texas. Page 14 is devoted to the aspects that make Wal-Mart a **Good Investment**, and Page 15 explains why we're devoted to **Supporting our Service Men and Women.**

We're proud of the story we tell in this annual report, and we hope you will be, too.

A Letter from the President and CEO

To our Shareholders, Associates and Customers:

Let me begin by expressing how proud I am of everything our Associates have accomplished during the fiscal year ended January 31, 2004.

Wal-Mart generated over $256 billion in global revenue, establishing a new record and adding more than $26 billion in sales. Your Company earned almost $9.1 billion in net income and grew earnings per share by over 15 percent.

I also will report that Wal-Mart paid $4 billion in U.S. federal income taxes in fiscal year 2004. To borrow a page from my friend Warren Buffett's annual report letter to the shareholders of Berkshire Hathaway, this means that if 446 other taxpayers paid the same amount as Wal-Mart, no other business or individual in the United States would have had to pay federal taxes last year (based on fiscal 2003 U.S. federal tax receipts of $1.782 trillion). I appreciate that some may not consider this to be particularly meaningful, but it is an interesting way to look at the taxes we pay.

Even though our financial results were solid, I would characterize the year as good overall, but not great. The year started strong with earnings growing faster than revenue, but we struggled in the second half due to slower-than-planned sales and higher-than-normal apparel markdowns. We have made the appropriate adjustments to address these circumstances, and we expect better results in the current fiscal year.

The SAM'S CLUB® and International divisions distinguished themselves during the year. The SAM'S CLUB business was re-energized by a new management team and a renewed commitment to satisfying the needs of our Business Members. Sales and earnings at SAM'S CLUB exceeded our plan, and we expect further progress this year. Wal-Mart's International operations again exceeded their sales and earnings plan, and we saw great performances from the "big three": Canada, the U.K. and Mexico. We have also seen great improvement from our Puerto Rico operation with our Discount Stores, Supercenters and SAM'S CLUB locations having the best improvement in Return on Investment in our International division.

At least once a day, I am asked whether Wal-Mart can continue to grow. In the United States, Wal-Mart's sales are less than 10 percent of the retail market, and this year we plan to add more than 50 million square feet of new retail space. This represents a growth in square footage of more than 8 percent. In addition, our market share outside the United States is even smaller, and the opportunities in those markets are arguably even greater. So there is definitely room for growth.

In fact, our growth is not limited by access to capital or by the availability of attractive sites for new stores and Clubs. Rather, our most significant challenge is attracting, retaining and developing enough people who understand and embrace our culture and who can help us fulfill our growth potential.

Mr. Sam said, "Our Associates make the difference," and he was absolutely right. In order to continue your Company's growth, we must attract Associates to serve an increasingly diverse customer base. We must continue to recruit and promote from all segments of society and provide a work environment in which individuals can succeed based on their own merits. During the past year, we announced the formation of a Diversity Office to better focus our efforts on these objectives, and beginning this fiscal year, a portion of management's incentive will be tied directly to achieving diversity goals. This is a top priority for our management team.

As the largest, and possibly most visible, company in the world, we are being held to an increasingly higher standard of behavior. Our financial performance is an important measure by which we are judged, but it is no longer the only measure. Our Customers, our Associates, the Communities in which we do business and the general public expect more of us. In the past, we were judged mainly by our accomplishments. Today, Wal-Mart is increasingly defined by our actions as an employer, corporate citizen and business partner.



We must always do the right things in the right way, but we can also be more aggressive about telling our story. It is, after all, a great story, from the jobs we provide to the consumers we help, to the Communities we serve. Also, Wal-Mart is a great investment. We intend to do a lot more to communicate these messages this year.

I am excited about the prospects for the current year. The economy is improving. Our work force is probably the best ever assembled, and I am excited about the quality and value of the merchandise we have to offer to our Customers.

Finally, I want to thank all the constituencies that make Wal-Mart successful, including our loyal Customers, dedicated Associates and valued Suppliers. We also appreciate our Shareholders, who finance our growth, and the Communities that welcome us to their neighborhoods.

Have a great year, and I'll see you in the stores and Clubs.

Sincerely,



Lee Scott

A Letter from the Chairman of the Board

Fellow Shareholders and Associates,

In his letter, Lee Scott observes that our Company is being held to an increasingly higher standard of behavior. I agree, and would like to offer some thoughts and comments on this development.

Our Customers, our Associates, the Communities in which we do business and the general public all assume that Wal-Mart will continue to deliver quality products at outstanding values. We will. But Wal-Mart is now the largest company in the world, and people simply expect more today from a leader. In addition, given that we at Wal-Mart have every intention of remaining a leader, we can and should expect to be held to a higher standard for many more years to come.

In my opinion, our Company deserves good marks for the way we have conducted business over the years. The growth of our Company, the good jobs we provide to our Associates, and the economic benefits we have delivered to our Customers – all wrapped within a culture founded on integrity and mutual respect – tell a powerful story.

> "We do not accept the notion that business as usual is ever appropriate, and we are not afraid of change."
>
> Rob Walton

We cannot, however, rest on these past accomplishments. Setting the highest standards for honesty, integrity and fairness in dealing with our stakeholders – which includes our Customers, Suppliers, Associates, and Communities – remains the essence of the Wal-Mart culture, and is central to our Company's long-term success.

We do not accept the notion that business as usual is ever appropriate, and we are not afraid of change. My father, Sam Walton, said: "I've made it my own personal mission to ensure that constant change is a vital part of the Wal-Mart culture itself," and that spirit is alive and well at Wal-Mart today. We owe nothing less to our stakeholders, and we are committed to making the changes necessary to meet their increased expectations.



Our size and global reach present extraordinary opportunities, but also present additional complexity in dealing with an ever-changing variety of laws and regulations. Keeping pace with changes in the regulatory environment is a challenge for management, but we are committed to do so. We continually monitor our legal and regulatory performance, and will upgrade internal systems or change the way we do business when necessary in order to assure compliance.

Our Company benefits from oversight by an active and informed Board of Directors. Our Directors provide the breadth of insight that only a group of individuals with diverse backgrounds and experiences can bring. They are diligent and engaged. I also believe that our Company benefits from the Walton family's involvement, which includes my brother, John, and me serving on the Board of Directors. The Walton family is, after all, a Shareholder too, and the interests of all Shareholders are served by the family's active attention to the business.

We are proud of the corporate governance at Wal-Mart, and I invite you to review our governance documents in the Investor Relations section of our corporate website at www.walmartstores.com. This website also includes information about board members, officers and board committees.

On behalf of the Board of Directors, I also invite and appreciate your thoughts and comments. You can contact us by e-mail, using the full name of the director as listed on the inside of the back cover of this Annual Report. For example, my e-mail address is srobsonwalton@wal-mart.com. To send a message to the full board, address it to directors@wal-mart.com. To reach only the independent directors, address the message to independentdirectors@wal-mart.com.

Thank you for your support and confidence as we look forward to a great year.

Sincerely,



Rob Walton

Good Jobs, Good Careers

Wal-Mart Associates know their Company is eager to develop their skills, advance their careers and help them in times of need. Career opportunities are unlimited for Associates with the will to learn, and our Company is committed to providing a variety of meaningful employment opportunities for them.

Thousands of stories have been shared worldwide about Wal-Mart's dedication to its Associates. Here are just a few:

James McKinney

As personnel manager for a Wal-Mart Distribution Center in New Albany, Miss., James McKinney was very familiar with the open-enrollment video for the Company's medical plan. The video described families who were hit hard by catastrophic medical events, but survived the financial burden due to the Company's good health insurance.



James and Preston McKinney

Then, in 2002, James and his wife, Dawn, suffered through a medical crisis of their own. At 9 months of age, their son, Preston, began to crawl, but a few months later, he mysteriously stopped. At 13 months, he seemed to be regressing in his development. Trusting their instincts, they consulted with a neurologist, and a CT scan revealed that a very large tumor had developed on the left side of Preston's brain.

At one point, James and Dawn were told that their son's brain cancer had only a 5-percent rate of cure. So in September 2002, their doctor offered them a choice: they could go ahead with surgery to remove the tumor or take their son home on morphine, with the knowledge that he would not live more than one or two months. The doctor told them that due to the high expense of the surgery and the low odds of success, many people have to base their decision on the quality of their health insurance plan. Preston might not survive the surgery, they were told, and if he did, he would be blind and unable to use the right side of his body.

Fortunately, Preston was covered by the Wal-Mart Associates' Medical Plan.

"We decided we would do the surgery," says James McKinney. "Though he was supposed to be left blind by the surgery, five days later, Preston was following a pompon with his eyes."

Preston's prognosis is very good. At 2 and a half years old, McKinney says, his son is a happy child whose speech improves every day. "He also does sign language for food and drink, and he's using one of those walk-behind toys to help him get around."

Like other Associates, McKinney remembers thinking that the kind of medical catastrophe discussed in the open-enrollment video would "never happen to me." But when this type of thing happens, he says, "it adds peace of mind to know you've got good benefits and that Wal-Mart is going to take care of you."

Carmen Garcia

At the age of 21, Carmen Garcia of Aurora, Ill., was already a veteran of the retail industry. When she moved back home in 1992 and applied for a position as customer service manager at the local Wal-Mart, she was looking for a job, not a career.

Today, after working in various Wal-Mart jobs over the last 12 years, Garcia serves as a Wal-Mart store manager back in her hometown, and says she can't imagine working for another company.

"There is just something special about Wal-Mart and everything that Wal-Mart stands for," she says. Garcia is part of the Company's Leadership Express Program, a structured mentoring program established to help identify and develop management Associates who have the capacity to move at least two levels beyond their current positions. Leaders from around the Company frequently stop in on Leadership Express Program Associates to offer advice, encouragement and a friendly ear.

"I love the growth that Wal-Mart has, the stability and the opportunities," Garcia says. "There is such a wide range of fields I could go into in this Company, and that's why I feel very comfortable continuing my career here."

"As a store manager, I really enjoy attending the twice-a-year meetings where we are grouped with 3,000 other managers, sharing our experiences and seeing how the Company's doing."

"Wal-Mart is a very genuine Company, very honest with everything," Garcia says. "They genuinely care about their Associates. It would be easy for me to find a job with another retailer, but that thought never crosses my mind. I feel in my mind that there is nobody better."



Carmen Garcia

"There is just something special about Wal-Mart and everything that Wal-Mart stands for."

Carmen Garcia

Good Jobs, Good Careers

Maki Nakamura

Born in Tokyo, Maki Nakamura spent most of the past 17 years working for the Japanese retail-and-grocery chain Seiyu, now partially owned by Wal-Mart.

As Wal-Mart began to invest in Seiyu, this retail veteran became a bridge between the two companies, sharing merchandising practices that helped make Seiyu more customer-focused. She did such a good job in this role that in 2003, Nakamura entered Wal-Mart's international leadership training program, arriving in Bentonville, Ark., in October to begin a brand-new learning adventure.


Maki Nakamura

"At Wal-Mart I can stretch myself as much as possible," says Nakamura. "We always have tough challenges, and it makes us grow. Working for Wal-Mart means I can help Customers improve their lives. And there are huge career opportunities, since the Company is growing rapidly. Wal-Mart gives us many tools and opportunities to develop ourselves – sometimes through giving bigger responsibility, sometimes through training, sometimes through feedback and coaching by leaders, sometimes through providing a great example."

In the fall and early winter of 2003, Nakamura worked in the Rogers, Ark., Wal-Mart Supercenter. After the Christmas season ended, she headed to China to observe direct import buying for the next Christmas retail season. Then she returned to Bentonville for more diverse learning opportunities.

"I am hoping to acquire knowledge and leadership skills so I can help Seiyu to be the best retailer for Japanese Customers," says Nakamura. "I want to learn Wal-Mart merchandising skills and get know-how from the U.S. merchandising team. I am also hoping to gain financial and leadership skills so I can motivate people."

During her time in the United States, Nakamura has taken notice of Wal-Mart's willingness to try new things and to embrace change. "Another exciting thing about Wal-Mart is the enthusiasm for developing people," she says. "They give big opportunity to those with potential and capacity, and also honest feedback to each person to help develop his or her ability."

Ryan McCarthy

Ryan McCarthy had only been working for nine days at the El Cajon/Lakeside, Calif., Wal-Mart as a part-time bicycle assembler when his family lost virtually everything it owned in the wildfires that swept across San Diego County.

It was late October 2003, and the wildfires, ignited from a flare used by a lost hunter, raged through Southern California. McCarthy, a third-year archaeology major at the University of California at San Diego, says his father went outside to determine the fire's proximity to their community when he discovered that it was right on top of them. Local firefighters were away in San Diego, fighting the fire there.


Ryan Mc

"It just happened real fast without any warning," McCarthy says. "We only had 15 minutes to get out befor the fire took the house. We got a few pictures, our pets and everything else was lost." The wildfire would ultimately claim more than 3,000 homes in Southern California. Luckily, McCarthy's family was unhurt, and the had insurance on the home. However, the fire left the McCarthy family without any clothes or food.

"If you are hungry, enthusiastic and you want to grow with this organization, they give you the opportunity."

Steve Chadwick

At work, McCarthy's store manager, Carol Moralez, encouraged him to apply to Wal-Mart's Associate in Critical Need Trust, which helps Associates struck by catastrophe. McCarthy says he didn't think much about it, but within two weeks Wal-Mart handed him a check, which the family used to buy much-needed food and clothing.

"It went a long way toward making our lives a little easier," says McCarthy. "Right now, we are renting a house up the street that didn't burn while we're waiting for our house to be rebuilt."

"I really like working here," says McCarthy. "It's amazing to me that I'd only been working here nine days when this happened, and still, Wal-Mart helped me out so much. I've worked in other retail stores, but this feels like more of a family kind of environment where people look out for each other. It really feels like home."

Steve Chadwick

Steve Chadwick was a part-time college student studying computer information systems in 1988 when he signed on for an hourly job unloading trucks at a SAM'S CLUB in San Antonio, Texas. At that point, he really didn't expect to stay in the retail business after his college degree was completed.

But in 1990, Chadwick's father convinced him to re-evaluate that expectation, reminding him that SAM'S CLUB had already offered him a slot in the Company management training program. Chadwick decided to give it a shot. Later that year, he became an assistant manager at San Antonio's Club 8287. After serving as an assistant manager in two additional Clubs, Chadwick became a general manager at a Club in Austell, Ga. Then, after running the Club for 18 months, he decided to move back home.

"So I took a step back into the assistant manager role and went back to my old Club in San Antonio," Chadwick says. "Less than a year later, I was promoted to general manager at another Club in San Antonio, close to where I attended high school."

Chadwick moved on to another general manager job in Baton Rouge, La., where he soon received a call from the home office in Bentonville, Ark., asking if he would try his hand as a regional personnel manager, based on his success at building positive employee relations.

But for Chadwick, many opportunities remained on the horizon. In 2001, he became divisional fresh merchandiser for a trade territory extending from Milwaukee, Wis., to Alaska. And he had only been in that role nine months when he was asked to move to his current job as director of operations for SAM'S CLUB Region 8, covering his native San Antonio and south Texas.

"It was a dream come true," says Chadwick.

"As big an organization as we are, we don't forget about the people side of the business," he says. "If you are hungry, enthusiastic and you want to grow with this organization, they give you the opportunity. This organization will give you a chance to do whatever you want. If you want to be in aviation, we have aviation. If you want to be in real estate, construction, accounting, there are opportunities there."



Steve Chadwick

Building Lasting Relationships with Suppliers

Across the country and around the world, Wal-Mart builds mutually profitable relationships with its Suppliers.

In the stories below, you'll discover how Wal-Mart helps local small-town Suppliers develop into strong regional or national businesses. You'll also learn how Wal-Mart helps move established national Suppliers into the international realm.



Frey Farms Produce Co.

At age 8, Sarah Frey of Wayne County, Ill., made her first sale to the produce manager of a local grocery store. Eleven years later in 1995, she convinced a Wal-Mart district manager to start buying melons from her family farm for a group of 10 stores.

> "We are proud to have the opportunity to grow alongside the greatest company in America."
> Sarah Frey-Talley

Today, with hard work and the help of Wal-Mart, Sarah Frey-Talley and her four brothers have grown into a national produce Supplier, selling nearly 1 million pumpkins a year and even more watermelons than that to approximately 400 Wal-Mart stores across the Midwest.

"I was 19 when we began serious business with Wal-Mart," says Frey-Talley. "For Wal-Mart to award a lofty chunk of business to a company where the president was a 19-year-old may have seemed ludicrous to some, but not to Wal-Mart's buyers. They had confidence in our abilities regardless of age or gender. They recognized the value of locally grown produce and insisted on providing it to their customers."

Frey-Talley, one of Wal-Mart's many women-owned suppliers, says Wal-Mart has provided a base for her company to build on. "We have challenged ourselves to go out and acquire other accounts," she says, "and to increase our revenue in business interests that don't involve produce."

With headquarters located just northeast of Mt. Vernon, Ill., Frey Farms Produce Co. employs about 200 people at three locations during the peak season.

"The Wal-Mart people we have collaborated with over the course of the years have been remarkable, outstanding individuals," says Frey-Talley. "Wal-Mart's team works very hard and takes care of its Suppliers very well. I say that not only from our own experience, but from the way I've observed them treating other Suppliers – even my competition."

"Today," she says, "we're enjoying phenomenal sales, and we are proud to have the opportunity to grow alongside the greatest company in America."

Orange Glo International,® Inc.

In the late 1980s, Max Appel was experimenting in his family's garage in Littleton, Colo., trying to develop an effective but environmentally friendly cleaning product, when he hit upon the formula for Orange Glo® Wood Cleaner & Polish. Soon, word of the product's amazing results spread as Appel and his new company, Orange Glo International, Inc., demonstrated and sold Orange Glo at state fairs, home shows and stores across the United States and Canada.


OXI CLEAN
Orange GLO
KABOOM
OXI CLEAN

To follow the success of Orange Glo, this family business founded by Joel, Max, Elaine, David and Linda Appel introduced Orange Clean® Multi-Purpose Cleaner and OxiClean®, which safely harness the natural cleaning power of orange oil and oxygen.

But by 1999, Orange Glo faced challenges to its plans for further expansion. The company needed to improve its logistics and information systems so it could expand distribution in the United States and move the product into other countries around the world. And that's when Joel Appel turned to Wal-Mart.

Orange Glo began doing business with SAM'S CLUB late in 1999 and placed its first products in Wal-Mart Stores in early 2000. OxiClean and Orange Glo were the first products supplied to both businesses. Discussions with Wal-Mart merchandise teams assisted the company in further developing the infrastructure needed to grow and expand. By 2001, Orange Glo had been named Wal-Mart's household and paper goods department Supplier of the Quarter. Then, in 2003, Wal-Mart named Orange Glo as one of its Global Sourcing Suppliers of the Year.

"Wal-Mart provided the guidance required to efficiently improve our logistics and information systems," says Joel Appel. "They encouraged us to improve our overall management of our business. We improved our cost controls, demand forecasting, promotional activities and supply chain. And that's how we became an international company."

Today, the company's products are sold in Wal-Mart Stores and SAM'S CLUB locations around the world.

"Wal-Mart has been a tremendous force for helping us improve as a company," says Appel. "With only 186 employees, we now sell our products in every Wal-Mart Store in the United States, United Kingdom, Mexico, Canada, Puerto Rico, Germany, Korea, China and Japan."

Bronner Bros.

The founder of Bronner Bros. Cosmetics, an Atlanta-based ethnic hair products company, had much in common with a certain entrepreneur from Bentonville, Ark., says the son who now runs the company.

"Nathaniel Bronner and Sam Walton were clones," says Bernard Bronner, president and chief executive officer of the company and publisher of *Upscale*, a general-interest magazine for African-American readers that is published by Bronner Bros. "They had the same philosophical beliefs. Both of them drove old cars, and they weren't flashy. That's one reason we've always loved Wal-Mart."

Today, 30 members of the Bronner family work for Bronner Bros., which has supplied ethnic hair products to Wal-Mart for 20 years.

"When we started with Wal-Mart, our company had about $500,000 in total annual revenue, and we have grown to $38 million. Wal-Mart and Bronner Bros. have grown right alongside each other."

"We love working with Wal-Mart because their policies are so no-nonsense. It isn't based on friendships; it's based on business. This eliminates any foolishness and keeps decisions from being emotional. Wal-Mart is our best and most dependable customer – our most loved customer."

"For anyone thinking about doing business with Wal-Mart, I would tell them to listen to everything Wal-Mart says, because they will help you run the best company possible in the long run. They give us data about our products faster than anyone else, which tells us what's selling and what isn't. The main thing they've taught us is how to keep costs low."

"Personally, I'm a Wal-Mart lover. My family shops there three times a week. We live in Wal-Mart. I have a daughter who is 4 years old, and her favorite word is 'Wal-Mart.' She says it every time she gets in the car. And then there's my brother, Dale. For the last two years, the Baptist congregation he leads has been constructing a new sanctuary. In the meantime, they held services, believe it or not, in an old SAM'S CLUB. Like I said, we love Wal-Mart."



Bernard Bronner

Neighbors Helping Neighbors

In 2003, Wal-Mart contributed more than $150 million to support communities and local nonprofit organizations around the world, with local Associates – neighbors helping neighbors – deciding how the money would be spent in each community.

The "Words Are Your Wheels" literacy grants are a great example of Wal-Mart's grassroots giving program. Every year, each of our 3,500-plus Wal-Mart Stores, SAM'S CLUB locations, and transportation and warehouse facilities offers grants of $1,000-$2,500 per location to local literacy organizations. Since 2001, Wal-Mart has donated nearly $10 million to the cause of literacy, helping nonprofit and educational groups teach reading skills in thousands of communities.

Words Are Your Wheels

There are more than 44 million people in the United States who can't complete a job application, read a newspaper or help their children with homework. Our literacy helpline, established in 2001, offers reading assistance by locating names and telephone numbers of literacy agencies and programs. The helpline has assisted more than 14,000 people to date. And for one woman, it offered a last-chance opportunity.


Jan Tolbert and Laurie Hoyer

Laurie Hoyer was born a twin. Unfortunately, her sister was stillborn, causing complications for Hoyer that developed into cerebral palsy. As a small child, Hoyer attended special-education classes but never learned to read. When Hoyer called the helpline, she explained that she had been trying her entire life to learn how to read. She was then 39 years old, and she felt Wal-Mart was her last hope.

For the past seven years, Hoyer had worked with many tutors, but none had the right combination of patience and skill to suit her unique situation. Two weeks after Hoyer's call, Words Are Your Wheels located a tutor through the Greene County Literacy Council in Paragould, Ark. Jan Tolbert would prove to be just what Hoyer needed.

When a Words Are Your Wheels volunteer called six months later, she wasn't expecting Hoyer's enthusiastic response. "I can read! I can read!" she exclaimed gleefully and began reading from a book right there on the phone. During another call, the volunteer spoke with Hoyer's mother, Betty, who proudly said that Hoyer is in the process of writing the story of her life.

Laurie Hoyer wanted to share her story and let others know that it's never too late to learn how to read. So if you know someone who would benefit from reading assistance, call the Words Are Your Wheels helpline at 1-800-929-4458.


El Vínculo Hispano
Ilana Dubester

Emerging Latino Communities Initiative

Based in Washington, D.C., The National Council of La Raza (NCLR) was established in 1968 to reduce poverty and discrimination and improve life opportunities for Hispanic Americans. The Emerging Latino Communities Initiative is a program of NCLR and is supported in part by a grant from the Wal-Mart Foundation. Emerging Latino Communities provides seed money and technical assistance to Hispanic community organizations in the southeast United States, such as the nonprofit group Hispanic Liaison of Chatham County, based in Siler City, N.C.

For three years, Wal-Mart has provided general operating support to Hispanic Liaison, a nonprofit organization created in 1995 to foster cultural understanding between Hispanics and other residents of Chatham County, as Hispanics overcome the challenges they face as immigrants and become a part of the community.

"We serve mostly new immigrants as they arrive from Mexico and Central and South America," says Ilana Dubester, executive director of Hispanic Liaison. "Latinos will come here first for information on where to go for

English classes, how to sign children up for school and where to go for health care that is priced on a sliding scale," says Dubester. "We help our clients make appointments, and we offer an extensive database with referral information. For example, if someone is looking for prenatal care, we can tell them which clinics have someone on staff who speaks Spanish."

"If someone brings in a traffic ticket, we help them understand how the court system works," says Dubester. "When clients need legal help, we refer them to an attorney or to legal aid. We offer workshops on financial literacy. And sometimes, we simply help them read their mail."

Wal-Mart has also become involved with Hispanic Liaison on the local level, with the nearby Wal-Mart Supercenter sponsoring the organization's Fiesta Latina event each year.

"Having the opportunity to work with Wal-Mart at the national and local level has been great for us," says Dubester. "My experience is that most corporations don't do multi-year grants, but Wal-Mart has supported us for three years, allowing us to provide essential services to thousands of Hispanics."

Since 1986, more than 60,000 families from around the globe have visited Give Kids the World Village.

Give Kids the World Village

It's been said that it takes a village to raise a child. But it also takes a village to raise a child's spirits. That's why Wal-Mart raises funds for Give Kids the World Village in Kissimmee, Fla., a nonprofit, 51-acre resort that creates magical memories for children with life-threatening illnesses and their families.


Colin Albo

Since 1986, more than 60,000 families from around the globe have visited Give Kids the World Village. Wal-Mart began fund raising for the village in March 2003, and since that time has raised more than $1 million.

This special retreat is a place where kids can get away from a world of doctors, hospitals and medical treatments. They're welcomed by Mayor Clayton, a 6-foot-tall bunny, and lavished with hugs and smiles during their week-long stay.

"We are truly grateful that a generous, family-oriented company like Wal-Mart has chosen to embrace our mission and champion this one-of-a-kind fund-raiser," says Pamela Landwirth, president of Give Kids the World Village. "Thousands of children across the country and around the world face life-threatening illnesses. Our ultimate goal is to make a difference in the life of each special child who visits the Village."

One of those special children is 9-year-old Colin Albo of Orlando, Fla. Colin, his sister Deanna, and his grandparents, Terri and Jeff Whitehouse, participate in the Village Kids Club Program, which offers monthly social activities and parties for local children who are also battling life-threatening illnesses.

Born with scoliosis and spina bifida, Colin has faced many physical challenges, including the loss of his arms. But his high-spirited nature and outgoing personality have made him a favorite at the Kids Club for the past four years. In fact, Colin entered and won the Tide® Racing/Give Kids the World coloring contest in 2001, a one-of-a-kind experience for him and his family.

"It's par-a-dise!" Colin exclaims when asked about the Village. He especially enjoys the spooky costumes and decorations at the annual Halloween parties. "It's fun! And amazing! And there are lots of really cool things to do there."

Terri Whitehouse says other children tend to shy away from Colin because of his disabilities, leaving him with very few playmates. "Being at Give Kids the World Village has helped Colin gain so much self-esteem," she says. "We enjoy the Village so much, and we're absolutely thankful for everything the organization offers to families such as ours."

Raising the Standard of Living

Around the world, Wal-Mart raises the standard of living by meeting day-to-day needs with affordably priced merchandise. Some shoppers come to Wal-Mart to buy essentials so they will have enough money left over for other important needs. For others, the selection and prices at Wal-Mart simply enable an enjoyable, comfortable lifestyle that doesn't break the bank.

Karin Karst

A retired sales manager for Lufthansa airlines, Karin Karst of Austin, Texas, relies on the local Wal-Mart Store to help her and the terrier that shares her home enjoy a fun lifestyle within the tight restrictions of a retirement income.

"I'm a shopaholic," says the 64-year-old Karst, a native of Germany with a daughter in Austin and one son each in Chicago and Iowa. "I'm into having lots of sheets and pillowcases, things like that, and I can get all of it at Wal-Mart. Things for the house, toys, lingerie, you name it. They have wonderful women's clothing," she says, "and everything at Wal-Mart is within my price range. Everything at Wal-Mart is fabulous," says Karst. "The merchandise, the prices are fabulous."

"At SAM'S CLUB I will look at the wines – they have a wonderful selection. I buy chardonnay or pinot grigio. They have beautiful steaks and pork. I like to cook for my daughter and her husband because they are both working. I make good German dishes like sauerbraten, goulash soup, ducks, and I barbecue steaks."


Karin Karst

Karst says price is the most important reason she shops at Wal-Mart, but selection is also important. "Everyone is friendly and helpful," she says. "It is unusual that so many of their employees are mature, older people. I like that. If I ever need something, I can ask anybody. They seem to know the merchandise very well."

"Wal-Mart is the best place I've found to buy toys for my grandchildren," she says. "I find so much variety there. Now, I believe that my dog should have toys, too!" she says with a laugh. "But I can only afford to buy toys for my dog at Wal-Mart!"

Pamela Jordan

Pamela Jordan grew up in the south Los Angeles neighborhood of Baldwin Hills, where oil rigs once pumped until developers discovered the area in the 1950s. Today, she lives with her 16-year-old grandson only eight minutes away from this mostly African-American community, and continues to stay connected to happenings in the neighborhood.

That's why she was delighted in 2003 when Wal-Mart made the decision to place one of its stores in an abandoned three-story Macy's property in the Baldwin Hills/Crenshaw Plaza shopping center on Martin Luther King Jr. Boulevard.


"I like the people at
Wal-Mart, and the sto
brings opportunity to
the community."
Pamela Jordan

"One of the things that makes me really proud o this new store is that the have a lot of people working there who otherwise wouldn't have job," says Jordan. "I walk there and I know the st They are friendly and smiling. They say 'Hey, h you doing, welcome to Wal-Mart!' They really d say that, just like in the commercials."

"Wal-Mart also donate different organization the neighborhood, and that's a big plus for me. They s to care about our neighborhood. The location of the is important because it allows a lot of people who dc have transportation to walk to Wal-Mart for their supplies. Plus, since Wal-Mart moved in, the other stores in the area have been doing much better."



Pamela Jordan with grandsons

"I have shopped at many other stores," says Jordan, 50, "and the prices and selection are better at Wal-Mart. I go to the new Wal-Mart twice a week, and I usually spend two hours each trip, visiting every floor. Once a month I make a big trip to get all of my household supplies, like detergent."

"I usually go into Wal-Mart to get just one thing. Naturally, I never leave out of there with just that one thing. For example, the other day I went in there to get some CDs and I ended up buying some drinking glasses – really nice glasses. They have a nice frozen foods department at the store where I like to get little pizzas for my grandson. I get the cran-apple juice, too, which is much cheaper than at the other stores."

"I like the people at Wal-Mart," says Jordan, "and the store brings opportunity to the community. It gives people a sense of well-being, having something good in their neighborhood. That has made all the difference in the world."

Raymond Vargas

Raymond Vargas and his family buy everything at their El Paso, Texas, Wal-Mart Supercenter. And they do mean everything.

"We spend upwards of $800 a month at Wal-Mart," says Vargas, 42, an executive vice president at an area bank. His wife, Yolanda, teaches special education third- through fifth-graders at an elementary school in El Paso, and they have two daughters, 14-year-old Hilari and 10-year-old Rachel.

One of the reasons Vargas is such an avid Wal-Mart shopper is his desire to repay the kindness bestowed upon the El Paso community by Wal-Mart Supercenter Store Manager Rick Espino. According to Vargas, Espino is well-known in El Paso for his support – both as an individual and as a Wal-Mart representative – of projects such as area 4-H Clubs, the county fair and improvements to local schools.

"Also, on top of that, you can't get better prices anywhere else," Vargas says. "Wal-Mart sells everything we could possibly need. There is no need to price shop because no one offers the quality and the quantity that they do."

"We get all of our groceries there," says Vargas. "We like that we are able to shop 24 hours a day. We shop there as late as 2 a.m. and as early as 6 in the morning. It always seems that Wal-Mart fits around us, instead of us having to fit someone else's schedule."

"Most of all, it's nice to see how much Wal-Mart adds to the community with all the benefits they offer employees," says Vargas. "Where else could so many people have such a clean, positive working environment and have the ability to increase their wealth by staying loyal to a company that's loyal to them?"



Hilari, Raymond, Rachel and Yolanda Vargas

Good Investment

As a longtime Wall Street analyst, Maggie Gilliam has followed Wal-Mart since 1982, just two years after the Company reached $1 billion in sales.

At that time, most of the world was skeptical about Wal-Mart's future. The majority held that Wal-Mart had saturated its market in the rural South and had no place to grow. But Gilliam saw things differently. She believed Wal-Mart was the best-managed company she had ever encountered in nearly 20 years on Wall Street.

In his book, *Made in America*, Sam Walton quoted Gilliam as saying she thought she would never find a company that would surpass Wal-Mart's strength. "Today, 22 years later, I will stand behind that statement," says Gilliam.

Over its history, Wal-Mart has been a strong investment for Shareholders. The Company made its initial public offering in October 1970, selling 200,000 shares for $16.50 per share. If an investor had purchased 100 shares in the initial offering, those shares would have been worth more than $11 million as of Jan. 31, 2004, and the number of shares owned by that investor would have grown to 204,800, thanks to 11 stock splits.


WAL*MART
Fort Collins, Colorado


Las Cruces, New Mexico

From the beginning, Wal-Mart has created tremendous Shareholder value. The Company raised $3.3 million in its initial public-equity offering. As of Jan. 31, 2004, the Company had grown to a market capitalization of nearly $240 billion.

The Company began paying dividends in 1974 and has increased the annual dividend payment every year since then, paying out more than $10 billion to Shareholders. This year, the board increased the annual dividend payment by 44 percent.

Additionally, Wal-Mart has a share-repurchase program that has enhanced earnings per share for owners of its outstanding common stock. Since beginning the program, Wal-Mart has repurchased more than $13 billion in shares, and in early 2004, Wal-Mart's Board of Directors authorized the repurchase of another $7 billion.

Despite the Company's strong history of growth, investors and Shareholders still ask if Wal-Mart can move far beyond its $256 billion in annual sales. This year, Wal-Mart plans to add more than 250 new stores with more than 50 million square feet of new retail space, and Associates will work diligently to ensure that these stores are successful.

Wal-Mart will continue to focus on lowering the cost of living for its Customers and creating value for its Shareholders, a formula that has rewarded investors since its initial public offering in 1970.

Supporting our Service Men and Women

Wal-Mart is a loyal supporter of men and women in uniform, carrying on a tradition that dates back to the World War II military service of Sam and Bud Walton. And in the past year, the Company has redoubled its efforts to support those serving others in times of conflict.

To help service men and women stay in touch with their loved ones, Wal-Mart has supported the Veterans of Foreign Wars' Operation Uplink by providing free phone cards so they can call home from anywhere in the world. Wal-Mart also made it possible for Customers nationwide to send more than 331,000 messages of support to military men and women through in-store gift registry kiosks.

On Nov. 21, 2003, this support earned Wal-Mart the prestigious Corporate Patriotism Award at the American Veteran Award ceremony, the nation's pre-eminent patriotic tribute. The award is presented each year to a company that exhibits exceptional dedication to U.S. service members and their families.



In the past year, the Company has redoubled its efforts to support those serving others in times of conflict.

One of the reasons Wal-Mart was chosen for this award was its support of military personnel working within the Company. Hundreds of reservists and members of the National Guard employed by Wal-Mart were called to active duty in the past year. To support the national service of these Associates, Wal-Mart continues their benefits, provides assistance to their families, and makes up the difference between military pay and regular Wal-Mart wages.

Wal-Mart has also provided millions of dollars in financial aid to military family-support organizations and continues to work with suppliers to send clothing to the wounded and special-need items to the troops.

In these and many other ways, Wal-Mart cares for those who proudly wear the uniform of their country.

Always.

11-Year Financial Summary

(Dollar amounts in millions except per share data) Fiscal Years Ending January 31,	2004	2003	2002
Net Sales	**$ 256,329**	$ 229,616	$ 204,011
Net sales increase	**12%**	13%	13%
Domestic comparative store sales increase*	**4%**	5%	6%
Cost of sales	**$ 198,747**	$ 178,299	$ 159,097
Operating, selling, general and administrative expenses	**44,909**	39,983	35,147
Interest expense, net	**832**	927	1,183
Effective tax rate	**36%**	35%	36%
Income from continuing operations	**$ 8,861**	$ 7,818	$ 6,448
Net income	**9,054**	7,955	6,592
Per share of common stock:			
Income from continuing operations, diluted	**2.03**	1.76	1.44
Net income, diluted	**2.07**	1.79	1.47
Dividends	**0.36**	0.30	0.28
Financial Position			
Current assets of continuing operations	**$ 34,421**	$ 29,543	$ 26,615
Inventories	**26,612**	24,401	22,053
Property, plant and equipment and capital leases, net	**58,530**	51,374	45,248
Total assets of continuing operations	**104,912**	92,900	81,549
Current liabilities of continuing operations	**37,418**	32,225	26,795
Long-term debt	**17,102**	16,597	15,676
Long-term obligations under capital leases	**2,997**	3,000	3,044
Shareholders' equity	**43,623**	39,461	35,192
Financial Ratios			
Current ratio	**0.9**	0.9	1.0
Return on assets**	**9%**	9%	8%
Return on Shareholders' equity***	**21%**	21%	19%
Other Year-End Data			
Domestic Discount Stores	**1,478**	1,568	1,647
Domestic Supercenters	**1,471**	1,258	1,066
Domestic SAM'S CLUBS	**538**	525	500
Domestic Neighborhood Markets	**64**	49	31
International units	**1,355**	1,272	1,154
Shareholders of record	**335,000**	330,000	324,000

*Comparative store sales are considered to be sales at stores that were open as of February 1 of the prior fiscal year and have not been expanded or relocated since February 1 of the prior fiscal year.
**Income from continuing operations before cumulative effect of accounting change divided by average assets.
***Income from continuing operations divided by average Shareholders' equity.

Financial information for all years has been restated to reflect the sale of McLane Company, Inc. ("McLane") that occurred in fiscal 2004. McLane is presented as a discontinued operation.

All years have been restated for the adoption of the expense recognition provisions of Financial Accounting Standards Board Statemen No. 123, "Accounting and Disclosure of Stock-Based Compensation." Fiscal 1994 and 1995 were not affected by the adoption.

In fiscal 2003, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets. In years prior to adoption, the Company recorded amortization expense related to goodwill.

2001	2000	1999	1998	1997	1996	1995	1994
$ 180,787	$ 156,249	$ 130,522	$ 112,005	$ 99,627	$ 89,051	$ 78,338	$ 63,367
16%	20%	17%	12%	12%	14%	24%	21%
5%	8%	9%	6%	5%	4%	7%	6%
$ 140,720	$ 121,825	$ 102,490	$ 88,163	$ 78,897	$ 70,485	$ 61,929	$ 50,031
30,822	26,025	21,778	18,831	16,437	14,547	12,434	9,889
1,196	840	598	716	807	863	669	483
36%	37%	37%	37%	37%	37%	37%	37%
$ 6,087	$ 5,394	$ 4,240	$ 3,424	$ 2,978	$ 2,689	$ 2,643	$ 2,262
6,235	5,324	4,397	3,504	3,042	2,737	2,681	2,333
1.36	1.21	0.95	0.76	0.65	0.58	0.58	0.49
1.39	1.19	0.98	0.77	0.66	0.59	0.59	0.51
0.24	0.20	0.16	0.14	0.11	0.10	0.09	0.07
$ 25,344	$ 23,478	$ 20,064	$ 18,589	$ 17,385	$ 16,779	$ 14,827	$ 11,727
20,987	19,296	16,361	16,005	15,556	15,667	13,726	10,762
40,461	35,533	25,600	23,237	19,935	18,554	15,561	12,861
76,231	68,983	48,513	44,221	38,571	36,621	31,959	25,696
28,366	25,525	16,155	13,930	10,432	10,944	9,449	6,885
12,489	13,653	6,887	7,169	7,685	8,483	7,844	6,127
3,152	3,000	2,697	2,480	2,304	2,089	1,834	1,800
31,407	25,878	21,141	18,519	17,151	14,757	12,726	10,753
0.9	0.9	1.2	1.3	1.7	1.5	1.6	1.7
9%	10%	10%	9%	8%	8%	9%	10%
21%	23%	21%	19%	19%	20%	23%	23%
1,736	1,801	1,869	1,921	1,960	1,995	1,985	1,950
888	721	564	441	344	239	147	72
475	463	451	443	436	433	426	417
19	7	4	–	–	–	–	–
1,054	991	703	589	314	276	226	24
317,000	307,000	261,000	246,000	257,000	244,000	259,000	258,000

The acquisition of the ASDA Group PLC and the Company's related debt issuance had a significant impact on the fiscal 2000 amounts in this summary.

Years prior to 1998 have not been restated for the effects of the change in accounting method for SAM'S CLUB membership revenue recognition as the effects of this change would not have a material impact on this summary. The cumulative effect for this accounting change recorded in fiscal 2000 amounted to $198 million net of tax.

Certain reclassifications have been made to prior periods to conform to current presentations.

Management's Discussion and Analysis of Results of Operations and Financial Condition

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements as of January 31, 2004, and the year then ended and the notes accompanying those financial statements.

Overview

Wal-Mart is a global retailer committed to growing by improving the standard of living for our Customers throughout the world. We earn the trust of our Customers every day by providing a broad assortment of quality merchandise and services at every day low prices ("EDLP") while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our Customers trust that our prices will not change erratically under frequent promotional activity. SAM'S CLUB is in business for small businesses. Our focus for SAM'S CLUB is to provide exceptional value on brand-name merchandise at "member's only" prices for both business and personal use. Internationally, we operate with similar philosophies.

Operations

Our operations are comprised of three business segments. Our Wal-Mart Stores segment is the largest segment of our business, accounting for approximately 68% of our fiscal 2004 sales. This segment consists of three different retail formats, all of which are located in the United States, including:

- Discount Stores, which average approximately 98,000 square feet in size, offer a wide variety of general merchandise and a limited variety of food products;
- Supercenters, which average approximately 187,000 square feet in size, offer a wide variety of general merchandise and a full-line supermarket; and
- Neighborhood Markets, which average approximately 43,000 square feet in size and offer a full-line supermarket and a limited variety of general merchandise.

Our SAM'S CLUB segment consists of membership warehouse Clubs in the United States and accounts for approximately 13.5% of our fiscal 2004 sales. Our domestic SAM'S CLUBs average approximately 127,000 square feet in size.

Our International segment consists of operations in eight countries and Puerto Rico. This segment generated approximately 18.5% of our fiscal 2004 sales. The International segment includes several different formats of retail stores and restaurants, including Discount Stores, Supercenters and SAM'S CLUBs operated outside the United States. Our international units average approximately 85,000 square feet in size. Additionally, we own an unconsolidated 37.8% minority interest in The Seiyu, Ltd. ("Seiyu"), a retailer in Japan.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and abroad. We face strong sales competition from other general merchandise, food and specialty retailers. Additionally, we compete with a number of companies for prime retail site locations, as well as for attracting and retaining quality employees. We, along with other retail companies, are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels, economic conditions, customer preferences, employment, inflation, currency exchange fluctuations, fuel prices and weather patterns.

Key Items in Fiscal 2004

Significant financial items during fiscal 2004 were:

- Total Company net sales increased 11.6% from fiscal 2003 to $256.3 billion, and income from continuing operations increased 13.3% to $8.9 billion;
- Operating cash flows from continuing operations were $15.9 billion for fiscal 2004. During fiscal 2004 we repurchased $5 billion of our common stock under our share repurchase program, paid dividends of $1.6 billion and made capital expenditures of $10.3 billion;
- Total assets increased 10.7% during fiscal 2004 to $104.9 billion at January 31, 2004;
- Our International segment had an operating profit increase of 18.6% and a sales increase of 16.6% compared to fiscal 2003. The largest contributors to the strong international performance were our operations in Canada, Mexico and the United Kingdom. Operating profit as discussed in the segment portions of this Management's Discussion and Analysis of Results of Operations and Financial Condition refers to profit before interest, unallocated corporate expenses and income taxes;

- SAM'S CLUB's renewed focus on our business members helped drive a 10.1% increase in operating profit on an 8.9% increase in sales when comparing fiscal 2004 with fiscal 2003;
- When compared to fiscal 2003, our Wal-Mart Stores segment experienced a 9.1% increase in operating profit and a 10.9% increase in sales in fiscal 2004;
- In May 2003, we sold our subsidiary McLane Company, Inc. ("McLane") for $1.5 billion and recognized a $151 million after-tax gain on the sale, or $0.03 per share. Management decided to sell McLane because it did not fit within the Company's core retail business. McLane's external sales prior to the divestiture were $4.3 billion in fiscal 2004 and $14.9 billion for fiscal 2003. McLane continues to be a supplier to the Company;
- We re-evaluated the recoverability of the deferred tax asset related to our German operations as the result of new tax legislation in Germany. Based on the results of our review, we recorded a valuation allowance in the amount of $150 million, or $0.03 per share, during the fourth quarter of fiscal 2004;
- On February 1, 2003, we adopted the expense provisions of Financial Accounting Standards Board Statement No. 123, "Stock-Based Compensation," and retroactively restated our financial statements. As a result of adopting this standard, we recorded $102 million after-tax of stock compensation expense in 2004, or $0.02 per share; and
- On February 1, 2003, we adopted Emerging Issues Task Force Consensus No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." This change in accounting reduced fiscal 2004 net income by $140 million on an after-tax basis, or $0.03 per share. As a result of adopting this standard, we account for substantially all consideration from vendors as a reduction of inventory purchases.

Company Performance Measures
Management uses a number of metrics to assess its performance. The following are the more frequently discussed metrics:

- Comparative store sales is a measure which indicates whether our existing stores continue to gain market share. We consider comparative store sales to be sales at stores that were open as of February 1st of the prior fiscal year and have not been expanded or relocated during the current period. Stores that were expanded or relocated during that period are not included in the calculation of comparative store sales. Comparative store sales are also referred to as "same-store" sales by others within the retail industry. Our Wal-Mart Stores segment's comparative store sales were 3.9% for fiscal 2004 versus 5.7% in fiscal 2003. The lower comparative store sales growth in fiscal 2004 is largely reflective of the softer economy in fiscal 2004. Our SAM'S CLUB segment's comparative store sales were 5.3% in fiscal 2004 versus 2.3% in fiscal 2003. The more favorable growth in fiscal 2004 was the result of our renewed focus on the business member;
- Operating profit growth greater than sales growth has long been a measure of success for us. For fiscal 2004 our operating profit increased by 13.0% when compared to fiscal 2003, while sales increased by 11.6% over the same period. As previously noted, our International and SAM'S CLUB segments met this target, while the Wal-Mart Stores segment fell slightly short. A tough economy, weak apparel sales and increased apparel markdowns prevented our Wal-Mart Stores segment from reaching this goal;
- Inventory growth at a rate less than half of sales growth is a key measure of our efficiency. Total inventories at January 31, 2004, were up 9.1% over levels at January 31, 2003, and sales were up 11.6% when comparing fiscal 2004 with fiscal 2003. This ratio was affected by sales which were weaker than anticipated, as well as by increased imported merchandise in fiscal 2004, which has longer lead time; and
- With an asset base as large as ours, we are focused on continuing to make certain our assets are productive. It is important for us to sustain our return on assets at its current level. Return on assets is defined as income from continuing operations divided by average total assets.

Operating Results

The discussion of our operating results below excludes the results of our discontinued operation, McLane, for all periods presented.

Net Sales
The Company and each of its operating segments had net sales (in millions) for the three fiscal years ended January 31, as follows:

Fiscal Year	Wal-Mart Stores	SAM'S CLUB	International	Total Company	Total Company Increase from Prior Fiscal Year
2004	**$ 174,220**	**$ 34,537**	**$ 47,572**	**$ 256,329**	**12%**
2003	157,120	31,702	40,794	229,616	13%
2002	139,131	29,395	35,485	204,011	13%

Our total net sales increased by 12% in fiscal 2004 when compared with fiscal 2003. That increase resulted from our domestic and international expansion programs along with comparative store sales increases. Domestic expansion during fiscal 2004 resulted from the addition of 139 new Discount Stores, Supercenters and Neighborhood Markets, as well as 130 conversions and/or relocations from Discount Stores to Supercenters. One domestic Discount Store was closed during fiscal 2004. Additionally, we opened 13 SAM'S CLUBs domestically in fiscal 2004. Properties vacated as the result of relocation to a new site within the same trade area are not considered closings. Internationally, we added 83 units net of closings. Worldwide, square footage increased approximately 46 million square feet, or 8%, during fiscal 2004.

The Wal-Mart Stores segment net sales amounted to approximately 68% of total Company net sales in fiscal 2004, which compares to 68.4% in fiscal 2003 and 68.2% in fiscal 2002. The SAM'S CLUB segment net sales amounted to approximately 13.5% of total Company net sales in fiscal 2004, which compares to 13.8% and 14.4% in fiscal 2003 and 2002, respectively. International sales accounted for approximately 18.5% of total Company net sales in fiscal 2004 compared with 17.8% in fiscal 2003 and 17.4% in fiscal 2002. The Wal-Mart Stores segment's net sales decline as a percentage of total Company net sales from fiscal 2003 to 2004 is largely the result of the favorable impact of foreign exchange on International Segment sales in fiscal 2004. The decrease in the SAM'S CLUB segment's sales as a percent of total Company sales in fiscal 2004 and 2003 when compared to fiscal 2002 resulted from the more rapid development of new stores in the International segment and the Wal-Mart Stores segment than the SAM'S CLUB segment, as well as the favorable impact of foreign exchange on International segment sales in fiscal 2004.

As we continue to add new stores domestically, we do so with an understanding that additional stores may take sales away from existing units. We estimate that comparative store sales in fiscal 2004, 2003 and 2002 were negatively impacted by the opening of new stores by approximately 1%. We expect that this effect of opening new stores on comparable store sales will continue during fiscal 2005 at a similar rate.

The net sales increase of 13% in fiscal 2003, when compared with fiscal 2002, resulted from our domestic and international expansion programs, along with comparative store sales increases. Domestic expansion during fiscal 2003 resulted from the addition of 131 new Discount Stores, Supercenters and Neighborhood Markets, as well as 122 conversions and/or relocations from Discount Stores to Supercenters. Additionally, we opened 25 SAM'S CLUBs in fiscal 2003. No domestic locations were closed during fiscal 2003. Internationally, we added 118 units net of closings. Worldwide, square footage increased approximately 45 million square feet, or 9%, during fiscal 2003.

Costs and Expenses

For fiscal 2004, our cost of sales decreased as a percentage of total net sales when compared to fiscal 2003, resulting in an overall increase of 0.2% in the Company's gross profit as a percentage of sales (our "gross margin") from 22.3% in fiscal 2003 to a gross margin of 22.5% in fiscal 2004. This increase in gross margin occurred primarily due to a favorable shift in mix of products sold and our global sourcing efforts (which resulted in lower cost for merchandise sold), offset by increased apparel markdowns (price reductions) in the second half of the year.

Due to the Company's program to convert many of our Discount Stores to Supercenters, which have full-line supermarkets, and the opening of additional Supercenters and Neighborhood Markets, we expect that food sales will increase as a percentage of our total net sales. Because food items generally carry a lower gross margin than our other merchandise, increasing food sales tends to have an unfavorable impact on our total gross margin. However, we feel that we can more than compensate for the effect on gross margin by increased food sales in the near term through reduced markdowns compared to fiscal 2004 and in the foreseeable future by continuing to leverage our global sourcing programs and continuing to challenge our internal and external cost structures.

Our total cost of sales as a percentage of our total net sales decreased for fiscal 2003 when compared to fiscal 2002, resulting in an increase in gross margin of 0.3% from 22.0% for fiscal 2002 to 22.3% in fiscal 2003. This increase in gross margin resulted primarily due to lower shrinkage (reduction of inventory due to theft or loss), reduced markdowns and a favorable shift in the mix of products sold.

Our operating, selling, general and administrative expenses ("SG&A expenses") increased 0.1% as a percentage of total net sales to 17.5% in fiscal 2004 when compared with 17.4% in fiscal 2003. Most of this increase resulted from an increase in insurance costs, including medical, property and casualty insurance, which increased 0.1% as a percentage of sales in fiscal 2004 compared with fiscal 2003. Management believes that the trend of increasing insurance costs will continue for at least the near future. The remainder of the increase is primarily attributable to the adoption of the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor" ("EITF 02-16") in fiscal 2004. Under EITF 02-16, advertising support received from suppliers that was historically accounted for as a reduction of advertising expense has been accounted for in the current year as a reduction of purchases. The adoption of EITF 02-16 resulted in an after-tax reduction in net income of approximately $140 million, or $0.03 per share

Our SG&A expenses increased 0.2% as a percentage of total net sales to 17.4% in fiscal 2003 when compared with 17.2% in fiscal 2002. A substantial portion of that increase was attributable to increased insurance costs, including medical, property and casualty insurance, which increased by 0.1% as a percentage of our total net sales in fiscal 2003 compared to fiscal 2002. The remainder of the increase wa primarily attributable to payroll and payroll-related costs.

Interest Costs

For fiscal 2004, interest costs on debt and capital leases, net of interest income, as a percentage of net sales decreased 0.1% when compared to fiscal 2003. These decreases resulted primarily from lower average interest rates on our outstanding indebtedness and the positive impact of our fixed- to variable-interest rate-swap program.

For fiscal 2003, interest costs on debt and capital leases, net of interest income, as a percentage of net sales decreased 0.2% when compared to fiscal 2002. These decreases resulted from lower average interest rates on our outstanding indebtedness, less need for debt financing due to our efforts to reduce our average inventory balances and the positive impact of our fixed- to variable-interest rate-swap program. Our efforts to reduce average inventory balances included a focus on in-stock levels and reducing the amount of inventories in the back-room and in storage trailers at the store locations.

Net Income

During fiscal 2004, we earned income from continuing operations of $8.9 billion, a 13.3% increase over fiscal 2003. Our income from continuing operations for fiscal 2004 increased at a faster rate than net sales (11.6%) largely as a result of the increase in our gross margin and a reduction in net interest expense. Partially offsetting gross margin and net interest expense improvements were increased SG&A expenses in fiscal 2004 as discussed above, as well as a charge to earnings of $150 million that we took to increase our valuation allowance related to deferred tax assets in Germany. As a result of new tax legislation in Germany in January 2004, we re-evaluated the recoverability of our deferred tax asset in Germany. This increase in our valuation allowance also caused our effective tax rate to increase from 35.2% in fiscal 2003 to 36.1% in fiscal 2004.

Our net income increased 13.8% over fiscal 2003 largely as a result of the 13.3% increase in income from continuing operations from fiscal 2003 to 2004 described above, in addition to the $151 million after-tax gain on the sale of McLane.

During fiscal 2003, we earned income from continuing operations of $7.8 billion, a 21.2% increase over fiscal 2002. Our income from continuing operations for fiscal 2003 increased at a rate faster than net sales (12.6%) largely as a result of the increase in our gross margin and a reduction in net interest expense. Partially offsetting gross margin and net interest expense improvements were increased SG&A expenses in fiscal 2003 as discussed above. Additionally, the comparison of net income earned in fiscal 2003 with the net income earned in fiscal 2002 is favorably impacted by an accounting change related to goodwill amortization as required by Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Our fiscal 2002 net income would have increased by $235 million and basic earnings per share would have increased by $0.06 if we had not amortized goodwill.

The change in accounting for goodwill had a positive impact on our effective income tax rate for fiscal 2003. Our effective tax rate for fiscal 2003 was 35.2% compared with 36.2% for fiscal 2002. Had the accounting change been applied to fiscal 2002, the effective tax rate would have been 35.5%.

As a result of the foregoing factors, our net income for fiscal 2003 increased by 20.7% over fiscal 2002.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2004	**10.9%**	**$ 12,916**	**9.1%**	**7.4%**
2003	12.9%	11,840	16.2%	7.5%
2002	14.1%	10,189	6.2%	7.3%

The segment net sales increases in fiscal 2004 and fiscal 2003 from the prior fiscal years resulted from comparative store sales increases of 3.9% in fiscal 2004 and 5.7% in fiscal 2003, in addition to our expansion program in the Wal-Mart Stores segment. Comparative store sales in 2004 increased at a slower rate than 2003 due to a softer economy and softer apparel sales. Our expansion programs consist of opening new units, converting Discount Stores to Supercenters, relocations that result in more square footage, as well as enlargement of existing stores. Segment expansion during fiscal 2004 included the opening of 41 Discount Stores, 15 Neighborhood Markets and 213 Supercenters (including the conversion and/or relocation of 130 existing Discount Stores into Supercenters). One store closed in fiscal 2004. During fiscal 2004, our total expansion program added approximately 34 million, or 8.8%, of store square footage. Segment expansion during fiscal 2003 included the opening of 43 Discount Stores, 18 Neighborhood Markets and 192 Supercenters (including the conversion and/or relocation of 122 existing Discount Stores into Supercenters). During fiscal 2003, our total expansion program added approximately 32 million, or 9%, of store square footage in fiscal 2003.

The fiscal 2004 decrease in segment operating income as a percentage of segment sales compared with fiscal 2003 resulted from a 0.4% increase in SG&A expense, which was partially offset by a 0.3% increase in gross margin for the segment compared with fiscal 2003. The gross margin improvement was driven primarily by a favorable shift in mix of products sold and our global sourcing effort, despite

11-Year Financial Summary

(Dollar amounts in millions except per share data) Fiscal Years Ending January 31,	2004	2003	2002
Net Sales	**$ 256,329**	$ 229,616	$ 204,011
Net sales increase	**12%**	13%	13%
Domestic comparative store sales increase*	**4%**	5%	6%
Cost of sales	**$ 198,747**	$ 178,299	$ 159,097
Operating, selling, general and administrative expenses	**44,909**	39,983	35,147
Interest expense, net	**832**	927	1,183
Effective tax rate	**36%**	35%	36%
Income from continuing operations	**$ 8,861**	$ 7,818	$ 6,448
Net income	**9,054**	7,955	6,592
Per share of common stock:			
Income from continuing operations, diluted	**2.03**	1.76	1.44
Net income, diluted	**2.07**	1.79	1.47
Dividends	**0.36**	0.30	0.28
Financial Position			
Current assets of continuing operations	**$ 34,421**	$ 29,543	$ 26,615
Inventories	**26,612**	24,401	22,053
Property, plant and equipment and capital leases, net	**58,530**	51,374	45,248
Total assets of continuing operations	**104,912**	92,900	81,549
Current liabilities of continuing operations	**37,418**	32,225	26,795
Long-term debt	**17,102**	16,597	15,676
Long-term obligations under capital leases	**2,997**	3,000	3,044
Shareholders' equity	**43,623**	39,461	35,192
Financial Ratios			
Current ratio	**0.9**	0.9	1.0
Return on assets**	**9%**	9%	8%
Return on Shareholders' equity***	**21%**	21%	19%
Other Year-End Data			
Domestic Discount Stores	**1,478**	1,568	1,647
Domestic Supercenters	**1,471**	1,258	1,066
Domestic SAM'S CLUBS	**538**	525	500
Domestic Neighborhood Markets	**64**	49	31
International units	**1,355**	1,272	1,154
Shareholders of record	**335,000**	330,000	324,000

*Comparative store sales are considered to be sales at stores that were open as of February 1 of the prior fiscal year and have not been expanded or relocated since February 1 of the prior fiscal year.

**Income from continuing operations before cumulative effect of accounting change divided by average assets.

***Income from continuing operations divided by average Shareholders' equity.

Financial information for all years has been restated to reflect the sale of McLane Company, Inc. ("McLane") that occurred in fiscal 2004. McLane is presented as a discontinued operation.

All years have been restated for the adoption of the expense recognition provisions of Financial Accounting Standards Board Statemen No. 123, "Accounting and Disclosure of Stock-Based Compensation." Fiscal 1994 and 1995 were not affected by the adoption.

In fiscal 2003, the Company adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets. In years prior to adoption, the Company recorded amortization expense related to goodwill.

	2001	2000	1999	1998	1997	1996	1995	1994
	$ 180,787	$ 156,249	$ 130,522	$ 112,005	$ 99,627	$ 89,051	$ 78,338	$ 63,367
	16%	20%	17%	12%	12%	14%	24%	21%
	5%	8%	9%	6%	5%	4%	7%	6%
	$ 140,720	$ 121,825	$ 102,490	$ 88,163	$ 78,897	$ 70,485	$ 61,929	$ 50,031
	30,822	26,025	21,778	18,831	16,437	14,547	12,434	9,889
	1,196	840	598	716	807	863	669	483
	36%	37%	37%	37%	37%	37%	37%	37%
	$ 6,087	$ 5,394	$ 4,240	$ 3,424	$ 2,978	$ 2,689	$ 2,643	$ 2,262
	6,235	5,324	4,397	3,504	3,042	2,737	2,681	2,333
	1.36	1.21	0.95	0.76	0.65	0.58	0.58	0.49
	1.39	1.19	0.98	0.77	0.66	0.59	0.59	0.51
	0.24	0.20	0.16	0.14	0.11	0.10	0.09	0.07
	$ 25,344	$ 23,478	$ 20,064	$ 18,589	$ 17,385	$ 16,779	$ 14,827	$ 11,727
	20,987	19,296	16,361	16,005	15,556	15,667	13,726	10,762
	40,461	35,533	25,600	23,237	19,935	18,554	15,561	12,861
	76,231	68,983	48,513	44,221	38,571	36,621	31,959	25,696
	28,366	25,525	16,155	13,930	10,432	10,944	9,449	6,885
	12,489	13,653	6,887	7,169	7,685	8,483	7,844	6,127
	3,152	3,000	2,697	2,480	2,304	2,089	1,834	1,800
	31,407	25,878	21,141	18,519	17,151	14,757	12,726	10,753
	0.9	0.9	1.2	1.3	1.7	1.5	1.6	1.7
	9%	10%	10%	9%	8%	8%	9%	10%
	21%	23%	21%	19%	19%	20%	23%	23%
	1,736	1,801	1,869	1,921	1,960	1,995	1,985	1,950
	888	721	564	441	344	239	147	72
	475	463	451	443	436	433	426	417
	19	7	4	–	–	–	–	–
	1,054	991	703	589	314	276	226	24
	317,000	307,000	261,000	246,000	257,000	244,000	259,000	258,000

The acquisition of the ASDA Group PLC and the Company's related debt issuance had a significant impact on the fiscal 2000 amounts in this summary.

Years prior to 1998 have not been restated for the effects of the change in accounting method for SAM'S CLUB membership revenue recognition as the effects of this change would not have a material impact on this summary. The cumulative effect for this accounting change recorded in fiscal 2000 amounted to $198 million net of tax.

Certain reclassifications have been made to prior periods to conform to current presentations.

Management's Discussion and Analysis of Results of Operations and Financial Condition

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements as of January 31, 2004, and the year then ended and the notes accompanying those financial statements.

Overview

Wal-Mart is a global retailer committed to growing by improving the standard of living for our Customers throughout the world. We earn the trust of our Customers every day by providing a broad assortment of quality merchandise and services at every day low prices ("EDLP") while fostering a culture that rewards and embraces mutual respect, integrity and diversity. EDLP is our pricing philosophy under which we price items at a low price every day so that our Customers trust that our prices will not change erratically under frequent promotional activity. SAM'S CLUB is in business for small businesses. Our focus for SAM'S CLUB is to provide exceptional value on brand-name merchandise at "member's only" prices for both business and personal use. Internationally, we operate with similar philosophies.

Operations

Our operations are comprised of three business segments. Our Wal-Mart Stores segment is the largest segment of our business, accounting for approximately 68% of our fiscal 2004 sales. This segment consists of three different retail formats, all of which are located in the United States, including:

- Discount Stores, which average approximately 98,000 square feet in size, offer a wide variety of general merchandise and a limited variety of food products;
- Supercenters, which average approximately 187,000 square feet in size, offer a wide variety of general merchandise and a full-line supermarket; and
- Neighborhood Markets, which average approximately 43,000 square feet in size and offer a full-line supermarket and a limited variety of general merchandise.

Our SAM'S CLUB segment consists of membership warehouse Clubs in the United States and accounts for approximately 13.5% of our fiscal 2004 sales. Our domestic SAM'S CLUBs average approximately 127,000 square feet in size.

Our International segment consists of operations in eight countries and Puerto Rico. This segment generated approximately 18.5% of our fiscal 2004 sales. The International segment includes several different formats of retail stores and restaurants, including Discount Stores, Supercenters and SAM'S CLUBs operated outside the United States. Our international units average approximately 85,000 square feet in size. Additionally, we own an unconsolidated 37.8% minority interest in The Seiyu, Ltd. ("Seiyu"), a retailer in Japan.

The Retail Industry

We operate in the highly competitive retail industry in both the United States and abroad. We face strong sales competition from other general merchandise, food and specialty retailers. Additionally, we compete with a number of companies for prime retail site locations, as well as for attracting and retaining quality employees. We, along with other retail companies, are influenced by a number of factors including, but not limited to: cost of goods, consumer debt levels, economic conditions, customer preferences, employment, inflation, currency exchange fluctuations, fuel prices and weather patterns.

Key Items in Fiscal 2004

Significant financial items during fiscal 2004 were:

- Total Company net sales increased 11.6% from fiscal 2003 to $256.3 billion, and income from continuing operations increased 13.3% to $8.9 billion;
- Operating cash flows from continuing operations were $15.9 billion for fiscal 2004. During fiscal 2004 we repurchased $5 billion of our common stock under our share repurchase program, paid dividends of $1.6 billion and made capital expenditures of $10.3 billion;
- Total assets increased 10.7% during fiscal 2004 to $104.9 billion at January 31, 2004;
- Our International segment had an operating profit increase of 18.6% and a sales increase of 16.6% compared to fiscal 2003. The largest contributors to the strong international performance were our operations in Canada, Mexico and the United Kingdom. Operating profit as discussed in the segment portions of this Management's Discussion and Analysis of Results of Operations and Financial Condition refers to profit before interest, unallocated corporate expenses and income taxes;

- SAM'S CLUB's renewed focus on our business members helped drive a 10.1% increase in operating profit on an 8.9% increase in sales when comparing fiscal 2004 with fiscal 2003;
- When compared to fiscal 2003, our Wal-Mart Stores segment experienced a 9.1% increase in operating profit and a 10.9% increase in sales in fiscal 2004;
- In May 2003, we sold our subsidiary McLane Company, Inc. ("McLane") for $1.5 billion and recognized a $151 million after-tax gain on the sale, or $0.03 per share. Management decided to sell McLane because it did not fit within the Company's core retail business. McLane's external sales prior to the divestiture were $4.3 billion in fiscal 2004 and $14.9 billion for fiscal 2003. McLane continues to be a supplier to the Company;
- We re-evaluated the recoverability of the deferred tax asset related to our German operations as the result of new tax legislation in Germany. Based on the results of our review, we recorded a valuation allowance in the amount of $150 million, or $0.03 per share, during the fourth quarter of fiscal 2004;
- On February 1, 2003, we adopted the expense provisions of Financial Accounting Standards Board Statement No. 123, "Stock-Based Compensation," and retroactively restated our financial statements. As a result of adopting this standard, we recorded $102 million after-tax of stock compensation expense in 2004, or $0.02 per share; and
- On February 1, 2003, we adopted Emerging Issues Task Force Consensus No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." This change in accounting reduced fiscal 2004 net income by $140 million on an after-tax basis, or $0.03 per share. As a result of adopting this standard, we account for substantially all consideration from vendors as a reduction of inventory purchases.

Company Performance Measures

Management uses a number of metrics to assess its performance. The following are the more frequently discussed metrics:

- Comparative store sales is a measure which indicates whether our existing stores continue to gain market share. We consider comparative store sales to be sales at stores that were open as of February 1st of the prior fiscal year and have not been expanded or relocated during the current period. Stores that were expanded or relocated during that period are not included in the calculation of comparative store sales. Comparative store sales are also referred to as "same-store" sales by others within the retail industry. Our Wal-Mart Stores segment's comparative store sales were 3.9% for fiscal 2004 versus 5.7% in fiscal 2003. The lower comparative store sales growth in fiscal 2004 is largely reflective of the softer economy in fiscal 2004. Our SAM'S CLUB segment's comparative store sales were 5.3% in fiscal 2004 versus 2.3% in fiscal 2003. The more favorable growth in fiscal 2004 was the result of our renewed focus on the business member;
- Operating profit growth greater than sales growth has long been a measure of success for us. For fiscal 2004 our operating profit increased by 13.0% when compared to fiscal 2003, while sales increased by 11.6% over the same period. As previously noted, our International and SAM'S CLUB segments met this target, while the Wal-Mart Stores segment fell slightly short. A tough economy, weak apparel sales and increased apparel markdowns prevented our Wal-Mart Stores segment from reaching this goal;
- Inventory growth at a rate less than half of sales growth is a key measure of our efficiency. Total inventories at January 31, 2004, were up 9.1% over levels at January 31, 2003, and sales were up 11.6% when comparing fiscal 2004 with fiscal 2003. This ratio was affected by sales which were weaker than anticipated, as well as by increased imported merchandise in fiscal 2004, which has longer lead time; and
- With an asset base as large as ours, we are focused on continuing to make certain our assets are productive. It is important for us to sustain our return on assets at its current level. Return on assets is defined as income from continuing operations divided by average total assets.

Operating Results

The discussion of our operating results below excludes the results of our discontinued operation, McLane, for all periods presented.

Net Sales

The Company and each of its operating segments had net sales (in millions) for the three fiscal years ended January 31, as follows:

Fiscal Year	Wal-Mart Stores	SAM'S CLUB	International	Total Company	Total Company Increase from Prior Fiscal Year
2004	**$ 174,220**	**$ 34,537**	**$ 47,572**	**$ 256,329**	**12%**
2003	157,120	31,702	40,794	229,616	13%
2002	139,131	29,395	35,485	204,011	13%

Our total net sales increased by 12% in fiscal 2004 when compared with fiscal 2003. That increase resulted from our domestic and international expansion programs along with comparative store sales increases. Domestic expansion during fiscal 2004 resulted from the addition of 139 new Discount Stores, Supercenters and Neighborhood Markets, as well as 130 conversions and/or relocations from Discount Stores to Supercenters. One domestic Discount Store was closed during fiscal 2004. Additionally, we opened 13 SAM'S CLUBs domestically in fiscal 2004. Properties vacated as the result of relocation to a new site within the same trade area are not considered closings. Internationally, we added 83 units net of closings. Worldwide, square footage increased approximately 46 million square feet, or 8%, during fiscal 2004.

The Wal-Mart Stores segment net sales amounted to approximately 68% of total Company net sales in fiscal 2004, which compares to 68.4% in fiscal 2003 and 68.2% in fiscal 2002. The SAM'S CLUB segment net sales amounted to approximately 13.5% of total Company net sales in fiscal 2004, which compares to 13.8% and 14.4% in fiscal 2003 and 2002, respectively. International sales accounted for approximately 18.5% of total Company net sales in fiscal 2004 compared with 17.8% in fiscal 2003 and 17.4% in fiscal 2002. The Wal-Mart Stores segment's net sales decline as a percentage of total Company net sales from fiscal 2003 to 2004 is largely the result of the favorable impact of foreign exchange on International Segment sales in fiscal 2004. The decrease in the SAM'S CLUB segment's sales as a percent of total Company sales in fiscal 2004 and 2003 when compared to fiscal 2002 resulted from the more rapid development of new stores in the International segment and the Wal-Mart Stores segment than the SAM'S CLUB segment, as well as the favorable impact of foreign exchange on International segment sales in fiscal 2004.

As we continue to add new stores domestically, we do so with an understanding that additional stores may take sales away from existing units. We estimate that comparative store sales in fiscal 2004, 2003 and 2002 were negatively impacted by the opening of new stores by approximately 1%. We expect that this effect of opening new stores on comparable store sales will continue during fiscal 2005 at a similar rate.

The net sales increase of 13% in fiscal 2003, when compared with fiscal 2002, resulted from our domestic and international expansion programs, along with comparative store sales increases. Domestic expansion during fiscal 2003 resulted from the addition of 131 new Discount Stores, Supercenters and Neighborhood Markets, as well as 122 conversions and/or relocations from Discount Stores to Supercenters. Additionally, we opened 25 SAM'S CLUBs in fiscal 2003. No domestic locations were closed during fiscal 2003. Internationally, we added 118 units net of closings. Worldwide, square footage increased approximately 45 million square feet, or 9%, during fiscal 2003.

Costs and Expenses

For fiscal 2004, our cost of sales decreased as a percentage of total net sales when compared to fiscal 2003, resulting in an overall increase of 0.2% in the Company's gross profit as a percentage of sales (our "gross margin") from 22.3% in fiscal 2003 to a gross margin of 22.5% in fiscal 2004. This increase in gross margin occurred primarily due to a favorable shift in mix of products sold and our global sourcing efforts (which resulted in lower cost for merchandise sold), offset by increased apparel markdowns (price reductions) in the second half of the year.

Due to the Company's program to convert many of our Discount Stores to Supercenters, which have full-line supermarkets, and the opening of additional Supercenters and Neighborhood Markets, we expect that food sales will increase as a percentage of our total net sales. Because food items generally carry a lower gross margin than our other merchandise, increasing food sales tends to have an unfavorable impact on our total gross margin. However, we feel that we can more than compensate for the effect on gross margin by increased food sales in the near term through reduced markdowns compared to fiscal 2004 and in the foreseeable future by continuing to leverage our global sourcing programs and continuing to challenge our internal and external cost structures.

Our total cost of sales as a percentage of our total net sales decreased for fiscal 2003 when compared to fiscal 2002, resulting in an increase in gross margin of 0.3% from 22.0% for fiscal 2002 to 22.3% in fiscal 2003. This increase in gross margin resulted primarily due to lower shrinkage (reduction of inventory due to theft or loss), reduced markdowns and a favorable shift in the mix of products sold.

Our operating, selling, general and administrative expenses ("SG&A expenses") increased 0.1% as a percentage of total net sales to 17.5% in fiscal 2004 when compared with 17.4% in fiscal 2003. Most of this increase resulted from an increase in insurance costs, including medical, property and casualty insurance, which increased 0.1% as a percentage of sales in fiscal 2004 compared with fiscal 2003. Management believes that the trend of increasing insurance costs will continue for at least the near future. The remainder of the increase is primarily attributable to the adoption of the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor" ("EITF 02-16") in fiscal 2004. Under EITF 02-16, advertising support received from suppliers that was historically accounted for as a reduction of advertising expense has been accounted for in the current year as a reduction of purchases. The adoption of EITF 02-16 resulted in an after-tax reduction in net income of approximately $140 million, or $0.03 per share

Our SG&A expenses increased 0.2% as a percentage of total net sales to 17.4% in fiscal 2003 when compared with 17.2% in fiscal 2002. A substantial portion of that increase was attributable to increased insurance costs, including medical, property and casualty insurance which increased by 0.1% as a percentage of our total net sales in fiscal 2003 compared to fiscal 2002. The remainder of the increase wa primarily attributable to payroll and payroll-related costs.

Interest Costs
For fiscal 2004, interest costs on debt and capital leases, net of interest income, as a percentage of net sales decreased 0.1% when compared to fiscal 2003. These decreases resulted primarily from lower average interest rates on our outstanding indebtedness and the positive impact of our fixed- to variable-interest rate-swap program.

For fiscal 2003, interest costs on debt and capital leases, net of interest income, as a percentage of net sales decreased 0.2% when compared to fiscal 2002. These decreases resulted from lower average interest rates on our outstanding indebtedness, less need for debt financing due to our efforts to reduce our average inventory balances and the positive impact of our fixed- to variable-interest rate-swap program. Our efforts to reduce average inventory balances included a focus on in-stock levels and reducing the amount of inventories in the back-room and in storage trailers at the store locations.

Net Income
During fiscal 2004, we earned income from continuing operations of $8.9 billion, a 13.3% increase over fiscal 2003. Our income from continuing operations for fiscal 2004 increased at a faster rate than net sales (11.6%) largely as a result of the increase in our gross margin and a reduction in net interest expense. Partially offsetting gross margin and net interest expense improvements were increased SG&A expenses in fiscal 2004 as discussed above, as well as a charge to earnings of $150 million that we took to increase our valuation allowance related to deferred tax assets in Germany. As a result of new tax legislation in Germany in January 2004, we re-evaluated the recoverability of our deferred tax asset in Germany. This increase in our valuation allowance also caused our effective tax rate to increase from 35.2% in fiscal 2003 to 36.1% in fiscal 2004.

Our net income increased 13.8% over fiscal 2003 largely as a result of the 13.3% increase in income from continuing operations from fiscal 2003 to 2004 described above, in addition to the $151 million after-tax gain on the sale of McLane.

During fiscal 2003, we earned income from continuing operations of $7.8 billion, a 21.2% increase over fiscal 2002. Our income from continuing operations for fiscal 2003 increased at a rate faster than net sales (12.6%) largely as a result of the increase in our gross margin and a reduction in net interest expense. Partially offsetting gross margin and net interest expense improvements were increased SG&A expenses in fiscal 2003 as discussed above. Additionally, the comparison of net income earned in fiscal 2003 with the net income earned in fiscal 2002 is favorably impacted by an accounting change related to goodwill amortization as required by Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). Our fiscal 2002 net income would have increased by $235 million and basic earnings per share would have increased by $0.06 if we had not amortized goodwill.

The change in accounting for goodwill had a positive impact on our effective income tax rate for fiscal 2003. Our effective tax rate for fiscal 2003 was 35.2% compared with 36.2% for fiscal 2002. Had the accounting change been applied to fiscal 2002, the effective tax rate would have been 35.5%.

As a result of the foregoing factors, our net income for fiscal 2003 increased by 20.7% over fiscal 2002.

Wal-Mart Stores Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2004	**10.9%**	**$ 12,916**	**9.1%**	**7.4%**
2003	12.9%	11,840	16.2%	7.5%
2002	14.1%	10,189	6.2%	7.3%

The segment net sales increases in fiscal 2004 and fiscal 2003 from the prior fiscal years resulted from comparative store sales increases of 3.9% in fiscal 2004 and 5.7% in fiscal 2003, in addition to our expansion program in the Wal-Mart Stores segment. Comparative store sales in 2004 increased at a slower rate than 2003 due to a softer economy and softer apparel sales. Our expansion programs consist of opening new units, converting Discount Stores to Supercenters, relocations that result in more square footage, as well as enlargement of existing stores. Segment expansion during fiscal 2004 included the opening of 41 Discount Stores, 15 Neighborhood Markets and 213 Supercenters (including the conversion and/or relocation of 130 existing Discount Stores into Supercenters). One store closed in fiscal 2004. During fiscal 2004, our total expansion program added approximately 34 million, or 8.8%, of store square footage. Segment expansion during fiscal 2003 included the opening of 43 Discount Stores, 18 Neighborhood Markets and 192 Supercenters (including the conversion and/or relocation of 122 existing Discount Stores into Supercenters). During fiscal 2003, our total expansion program added approximately 32 million, or 9%, of store square footage in fiscal 2003.

The fiscal 2004 decrease in segment operating income as a percentage of segment sales compared with fiscal 2003 resulted from a 0.4% increase in SG&A expense, which was partially offset by a 0.3% increase in gross margin for the segment compared with fiscal 2003. The gross margin improvement was driven primarily by a favorable shift in mix of products sold and our global sourcing effort, despite increased apparel markdowns in the second half of the year. Segment SG&A expenses in fiscal 2004 as a percentage of sales were higher than fiscal 2003 primarily due to increased insurance and advertising costs throughout the year.

The fiscal 2003 increase in segment operating income as a percentage of segment sales compared with fiscal 2002 resulted from an increase of 0.2% in the segment's gross margin, which was partially offset by an increase of 0.1% in the segment's SG&A expenses as a percentage of segment sales compared with fiscal 2002. The gross margin improvement was driven primarily by a favorable shift in mix of products and reductions in shrinkage and markdowns. Segment SG&A expenses in fiscal 2003 as a percentage of sales were higher than fiscal 2002 primarily due to increased self-insurance costs throughout the year and utility costs, primarily electricity, late in the fiscal year.

SAM'S CLUB Segment

Fiscal Year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2004	**8.9%**	**$ 1,126**	**10.1%**	**3.3%**
2003	7.8%	1,023	0.0%	3.2%
2002	9.7%	1,023	8.9%	3.5%

Growth in net sales for the SAM'S CLUB segment in fiscal 2004 and fiscal 2003 resulted from comparative Club sales increases of 5.3% in fiscal 2004 and 2.3% in fiscal 2003, along with our expansion program. Comparative store sales in 2004 increased at a higher rate than in 2003 primarily as the result of our renewed focus on the business member. Segment expansion consisted of the opening of 13 and 25 new Clubs in fiscal 2004 and fiscal 2003, respectively. Our total expansion program added approximately 2 million, or 3.6%, and approximately 4 million, or 6.4%, of additional Club square footage in fiscal 2004 and fiscal 2003, respectively.

Although segment operating income as a percentage of sales increased slightly in fiscal 2004 when compared to fiscal 2003, operating income increased 10.1% due to a significant increase in comparative store sales and from a reduction in expenses by working more closely with the Wal-Mart Stores segment.

The segment operating income as a percentage of sales decreased in fiscal 2003 when compared to fiscal 2002. Segment gross margin and other income, primarily membership income, as a percent of sales were unchanged when comparing fiscal 2003 with fiscal 2002. Segment operating expenses as a percent of sales increased by 0.3% in fiscal 2003. The increase in operating expenses was the result of increases in insurance, property taxes and food distribution costs.

International Segment

Fiscal year	Segment Net Sales Increase from Prior Fiscal Year	Segment Operating Income (in millions)	Segment Operating Income Increase from Prior Fiscal Year	Operating Income as a Percentage of Segment Sales
2004	**16.6%**	**$ 2,370**	**18.6%**	**5.0%**
2003	15.0%	1,998	57.2%	4.9%
2002	10.5%	1,271	37.7%	3.6%

Our International segment is comprised of wholly owned operations in Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom, the operations of joint ventures in China and operations of majority-owned subsidiaries in Brazil and Mexico. Additionally, we own an unconsolidated 37.8% minority interest in The Seiyu, Ltd. ("Seiyu"), a retailer in Japan.

The fiscal 2004 increase in International net sales primarily resulted from both improved operating results and our international expansion program. In fiscal 2004, the International segment opened 83 units, net of relocations and closings, which added 9 million, or 8.5%, of additional unit square footage. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment sales into U.S. dollars by an aggregate of $2 billion in fiscal 2004. The International segment's operating income included a favorable impact of $81 million from foreign currency exchange rate fluctuations during the period.

The fiscal 2003 increase in International net sales primarily resulted from both improved operating results and our international expansion program. In fiscal 2003, including the units acquired in the Amigo acquisition, the International segment opened 118 units, net of relocations and closings, which added approximately 9 million, or 9.1%, of additional unit square footage. Additionally, the impact of changes in foreign currency exchange rates favorably affected the translation of International segment sales into U.S. dollars by an aggregate of $47 million in fiscal 2003. The International segment's operating income included a favorable impact of $17 million from foreign currency exchange rate fluctuations during the period.

Fiscal 2004 sales at our United Kingdom subsidiary, ASDA, made up 45.6% of the International segment net sales. Sales for ASDA included in the Company's consolidated income statement during fiscal 2004, 2003 and 2002 were $21.7 billion, $18.1 billion and $15.3 billion, respectively.

The fiscal 2004 increase in segment operating income as a percentage of segment sales compared with fiscal 2003 resulted from a 0.4% improvement in gross margin offset by increases in operating expenses primarily due to the adoption of EITF 02-16. Under EITF 02-16, certain vendor funding was previously accounted for as a reduction of expenses, but is now accounted for as a reduction of inventory purchases. The improvement in gross margin was due to an overall increase as a percentage of the segment's net sales in general merchandise sales which carry a higher margin.

The fiscal 2003 increase in segment operating income as a percentage of segment sales resulted from a 0.4% improvement in gross margin from fiscal 2002 and a 0.8% reduction in operating expenses as a percentage of segment sales compared with fiscal 2002. The adoption of FAS 142 affected the comparison of operating income between fiscal 2003 and fiscal 2002 because, in accordance with FAS 142, we did not record any goodwill amortization expense during fiscal 2003. If the International segment expenses for fiscal 2002 were adjusted to remove the goodwill amortization expense recorded for that period (that would not have been recorded if FAS 142 had been in place in fiscal 2002), the reduction of operating expenses as a percentage of segment sales for fiscal 2003 compared with fiscal 2002 would have changed from the 0.8% reduction discussed above to a 0.2% reduction. Furthermore, the International segment's operating income in fiscal 2002 would have increased $216 million to $1.5 billion for fiscal 2002. If FAS 142 had been effective in fiscal 2002, the International segment's operating income increase from the prior fiscal year would have been reduced from 57.2% to 34.4%.

Our financial results from our foreign operations could be affected by factors such as changes in foreign currency exchange rates, weak economic conditions, changes in tax law and government regulations in the foreign markets in which the Company does business. The Company minimizes exposure to the risk of devaluation of foreign currencies by operating in local currencies.

Summary of Critical Accounting Policies

Management strives to report the financial results of the Company in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow generally accepted accounting principles in the United States in preparing our consolidated financial statements. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations as reflected in our financial statements. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies and how they are applied in preparation of the financial statements.

Inventories

We value our inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all U.S. merchandise inventories, except SAM'S CLUB merchandise, which is based on average cost using the LIFO method. Inventories for foreign operations are primarily valued by the retail method of accounting and are stated using the first-in, first-out ("FIFO") method.

Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to each merchandise grouping's retail value. The cost-to-retail ratio is based on the fiscal-year purchase activity for each store location. The retail method requires that Management make certain judgments and estimates that may significantly impact the ending inventory valuation at cost, as well as the amount of gross margin recognized. The judgments made include the recording of markdowns used to sell through inventory and shrinkage. Markdowns designated for clearance activity are recorded at the time of the decision rather than at the point of sale, when Management determines the salability of inventory has diminished. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of merchandise, as well as seasonal and fashion trends. Changes in weather patterns and customer preferences related to fashion trends could cause material changes in markdowns year over year.

The Company records a LIFO provision each quarter for the estimated annual effect of inflation, and these estimates are adjusted to actual results determined at year-end. Our LIFO provision is calculated based on inventory levels, markup rates and internally generated retail price indices except for grocery items, for which we use a consumer price index. Our accumulated LIFO reserve pertains to grocery items and is immaterial to our financial statements.

The Company provides for estimated inventory losses (shrinkage) between physical inventory counts on the basis of a percentage of sales. The provision is adjusted annually to reflect the historical trend of the actual physical inventory count results. Historically, shrinkage has not been volatile.

Impairment of Assets

We evaluate long-lived assets other than goodwill for indicators of impairment under the provisions of Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and our operational performance, such as operating profit and cash flows. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. These factors could cause Management to conclude that impairment indicators exist and require that impairment tests be performed, which could result in Management determining that the value of long-lived assets is impaired, resulting in a write-down of the long-lived assets.

Goodwill is evaluated under the provisions of Financial Accounting Standards Board Statement No. 142, "Accounting for Goodwill and Other Intangibles," for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. The evaluation requires the Company to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows that incorporate the impact of existing Company businesses. Historically, the Company has generated sufficient returns to recover the cost of goodwill and other intangible assets. Because of the nature of the factors used in these tests, if different conditions occur in future periods, future operating results could be materially impacted.

Self-Insurance
We use a combination of insurance, self-insured retention and/or self-insurance for a number of risks including workers' compensation, general liability, vehicle liability and the Company's portion of employee-related health care benefits. Liabilities associated with the risks that we retain are estimated in part by considering historical claims experience, including both frequency and severity, demographic factors, and other assumptions. In calculating our liability, we analyze our historical trends, including loss development, and apply appropriate loss-development factors to the incurred costs associated with the claims made against our self-insured program. The estimated accruals for these liabilities could be significantly affected if future occurrences or loss development differ from these assumptions or historical trends. For example, a 1% increase or decrease to the assumptions for claim costs, loss development factors and healthcare costs would increase or decrease our self-insurance accrual by $17.5 million, $44.8 million and $12 million, respectively.

For a complete listing of our accounting policies, please see Note 1 to our consolidated financial statements that appear after this discussion.

Liquidity and Capital Resources

Overview
Cash flows provided by operating activities of continuing operations provide us with a significant source of liquidity. Our cash flows from operating activities were $15.9 billion in fiscal 2004, up from $12.9 billion in fiscal 2003. Operating cash flows from continuing operation increased during fiscal 2004 compared with fiscal 2003 primarily due to an increase in net income, improved inventory management, accounts payable growing at a faster rate than inventories, and a decrease in accounts receivable of $373 million compared to an increase in fiscal 2003 of $159 million due to the collection of foreign taxes receivable. Accrued liabilities increased by $1.8 billion compared with an increase of $1.1 billion in fiscal 2003 due to increases in accruals for self-insurance, salaries, interest and taxes.

In fiscal 2004, we paid dividends of $1.6 billion, made $10.3 billion in capital expenditures, paid $5 billion to repurchase shares of our stock on the open market, received $4.1 billion from the issuance of long-term debt and paid $3.5 billion of long-term debt. In addition, we received $1.5 billion from the sale of McLane.

Working Capital
Current liabilities exceeded current assets at January 31, 2004, by $3 billion, an increase of $1.2 billion from the prior year. Our ratio c current assets to current liabilities was 0.9 to 1 at January 31, 2004 and 2003. At January 31, 2004, we had total assets of $104.9 billion compared with total assets of $94.8 billion at January 31, 2003.

Company Stock Repurchase Program and Common Stock Dividends
In June 2003, our Board of Directors reset the common stock repurchase program authorization so that the Company may make futur repurchases of its stock of up to $5 billion. In January 2004, our Board of Directors authorized a new $7 billion share repurchase program, separate from and replacing the $5 billion previously authorized. During fiscal 2004, we repurchased 91.9 million shares of o common stock for approximately $5 billion. At January 31, 2004, we had approximately $6.6 billion remaining on our common stock repurchase authorization. Shares purchased under our share repurchase program are constructively retired and returned to unissued status. We consider several factors in determining when to make share repurchases, including among other things our cost of equity, after-tax cost of borrowing, our debt to total capitalization targets and our expected future cash needs. There is no expiration date o other restriction governing the period over which we can make our share repurchases under the program.

We paid dividends totaling approximately $1.6 billion or $0.36 per share in fiscal 2004. In March 2004, our Board of Directors authorized a 44% increase in our dividend to $0.52 per share for fiscal 2005. The Company has increased its dividend every year sinc first declared a dividend in March 1974.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make contractual future payments, such as debt and lease agreements, and contingent commitments.

(in millions)	Total	Payments Due During Fiscal Years Ending January 31, 2005	2006-2007	2008-2009	Thereafter
Recorded Contractual Obligations:					
Long-term debt	$ 20,006	$ 2,904	$ 5,106	$ 2,609	$ 9,387
Commercial paper	3,267	3,267	-	-	-
Capital lease obligations	5,086	430	846	808	3,002
Unrecorded Contractual Obligations:					
Non-cancelable operating leases	8,665	665	1,250	1,072	5,678
Undrawn lines of credit	5,279	3,029	2,250	-	-
Trade letters of credit	2,006	2,006	-	-	-
Standby letters of credit	1,396	1,396	-	-	-
Purchase obligations	32,928	10,502	13,550	8,855	21
Total commercial commitments	$ 78,633	$ 24,199	$ 23,002	$ 13,344	$ 18,088

Purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, utility purchases, as well as capital expenditures, software acquisition/license commitments and legally binding service contracts. Purchase orders for the purchase of inventory and other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing for payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon amounts for some obligations.

In addition to the amounts discussed and presented above, the Company has made certain guarantees as discussed below for which the timing of payment, if any, is unknown.

In connection with the expansion of our distribution network within Canada, we have guaranteed specific obligations of a third-party logistics provider. In the unlikely event this provider fails to perform its financial obligations regarding certain Wal-Mart-related projects, we would be obligated to pay an amount of up to $110 million. These agreements cover periods of up to 10 years.

In connection with debt financing of $500 million, we could be liable for an early-termination payment under a related interest rate swap arrangement if certain unlikely events were to occur. At January 31, 2004, the termination payment was $88 million. This arrangement expires in fiscal 2011.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $148 million in the unlikely termination of some or all of these agreements.

The Company has entered into lease commitments for land and buildings for 11 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 years, excluding renewal options, which, if consummated based on current cost estimates, will approximate $17 million annually over the lease terms.

There are no recourse provisions which would enable us to recover any amounts paid under the above guarantees from third parties. No liability has been recorded in our financial statements for these guarantees.

Capital Resources

Management believes that cash flows from operations and proceeds from the sale of commercial paper will be sufficient to finance any seasonal buildups in merchandise inventories and meet other cash requirements. If our operating cash flows are not sufficient to pay the increased dividend and to fund our capital expenditures, we anticipate funding any shortfall in these expenditures with a combination of commercial paper and long-term debt. We plan to refinance existing long-term debt as it matures and may desire to obtain additional long-term financing for other corporate purposes. We anticipate no difficulty in obtaining long-term financing in view of our credit rating and favorable experiences in the debt market in the recent past. At January 31, 2004, Standard & Poors ("S&P"), Moody's Investors Services, Inc. and Fitch Ratings rated our commercial paper A-1+, P-1 and F1+ and our long-term debt AA, Aa2 and AA, respectively. As of January 31, 2004, we had $6 billion of debt securities remaining under a shelf registration statement previously filed with the United States Securities and Exchange Commission ("SEC") which are eligible for issuance, subject to market conditions in the public markets. Subsequent to fiscal 2004 year-end, in February and March 2004, we sold notes totaling $1.25 billion and $750 million, respectively, under that shelf registration statement. These notes bear interest of 4.125% and mature in February 2011. The proceeds from the sale of these notes were used for general corporate purposes. After consideration of this debt issuance, we are permitted to sell up to $4 billion of public debt under our shelf registration statement.

At January 31, 2004, the ratio of our debt to our total capitalization was 38%. Historically, our objective has been to maintain a debt to total capitalization ratio of approximately 40%.

Future Expansion

In the United States, we plan to open approximately 40 to 45 new Discount Stores and approximately 230 to 240 new Supercenters in fiscal 2005. Conversions and/or relocations of existing Discount Stores will account for approximately 150 of the new Supercenters, with the balance being new locations. We also plan to further expand our Neighborhood Market concept by adding approximately 20 to 25 new units during fiscal 2005. The SAM'S CLUB segment plans to open 30 to 35 Clubs during fiscal 2005, of which approximately 20 will be relocations or expansions of existing SAM'S CLUBs. In order to serve these and future developments, the Company plans to construct five new distribution centers in the next fiscal year. Internationally, the Company plans to open 130 to 140 new units, of which approximately 30 will be conversions and/or relocations. Projects scheduled to open within the International segment include new stores and Clubs as well as relocations of a few existing units. The units also include restaurants, specialty apparel retail stores and supermarkets. The planned square footage growth for fiscal 2005 represents approximately 50 million square feet of new retail space, which is more than an 8% increase over current square footage. We estimate that our capital expenditures in fiscal 2005 relating to these new units and distribution centers will be approximately $12 billion in the aggregate. We plan to finance expansion primarily out of cash flows from operations and with a combination of commercial paper and the issuance of long-term debt.

Subsequent to fiscal year-end 2004, in February 2004, the Company completed its purchase of Bompreco S.A. Supermercados do Nordeste ("Bompreco"), a supermarket chain in northern Brazil with 118 hypermarkets, supermarkets and mini-markets. The purchase price was approximately $300 million. The results of operations for Bompreco will be consolidated beginning in fiscal 2005.

Market Risk

Market risks relating to our operations include changes in interest rates and changes in foreign exchange rates. We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Our preference is to maintain approximately 50% of our debt portfolio, including interest rate swaps in floating-rate debt. The swap agreements are contracts to exchange fixed- or variable-rates for variable- or fixed-interest rate payments periodically over the life of the instruments. The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and interest rates by contractual maturity dates. The applicable floating-rate index is included for variable-rate instruments. The fair values of all instruments presented are based on expected interest rate curves. Current fair values may not be indicative of future performance due to changes in market conditions.

Interest Rate Position as of January 31, 2004
Principal Amount by Expected Maturity
Average Interest Rate

(Dollar amounts in millions)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value 1/31/04
Liabilities								
U.S. dollar ("USD") denominated long-term debt including current portion								
Fixed-rate debt	$ 2,904	$ 1,313	$ 2,293	$ 1,572	$ 1,037	$ 7,067	$ 16,186	$ 17,511
Average interest rate	5.9%	6.2%	5.9%	6.0%	6.2%	6.8%	6.4%	
Variable-rate debt	$ 500	$ 1,500	–	–	–	–	$ 2,000	$ 2,000
Interest rate – Rate A minus 0.03%								
Great Britain pound ("GBP") denominated long-term debt including current portion								
Fixed-rate debt	–	–	–	–	–	$ 1,820	$ 1,820	$ 1,838
Average interest rate	–	–	–	–	–	5.6%	5.6%	

Interest Rate Position as of January 31, 2004
Notional Amount by Expected Maturity
Average Interest Swap Rate

(Dollar amounts in millions)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value 1/31/04
Interest Rate Derivative Financial Instruments Related to Debt								
Interest rate swaps –								
Pay variable/receive fixed	$ 1,250	$ –	$ –	$ –	$ –	$ 3,250	$ 4,500	$ 388
Weighted-average rate paid – Rate B plus 1.70%								
Weighted-average fixed rate received	6.6%	–	–	–	–	6.9%	6.8%	
Interest rate swaps –								
Pay variable/receive fixed	$ 500	$ 1,097	$ 1,750	–	–	$ 445	$ 3,792	$ 309
Weighted-average rate paid – Rate A plus 0.84%								
Weighted-average fixed rate received	7.5%	5.1%	5.8%	–	–	7.3%	6.0%	
Interest rate swap –								
Pay fixed/receive variable	–	$ 1,500	–	–	–	–	$ 1,500	($ 16)
Weighted-average rate paid	–	1.9%	–	–	–	–	1.9%	
Weighted-average fixed rate received – Rate A minus 0.04%								

Rate A – three-month U.S. LIBOR
Rate B – six-month U.S. LIBOR

Interest Rate Position as of January 31, 2003
Principal Amount by Expected Maturity
Average Interest Rate

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Liabilities								
USD denominated long-term debt including current portion								
Fixed-rate debt	$ 4,027	$ 2,289	$ 1,254	$ 2,018	$ 1,575	$ 6,195	$ 17,358	$ 16,932
Average interest rate	5.6%	6.2%	6.2%	6.2%	6.6%	6.9%	6.3%	
Variable-rate debt	$ 500	–	$ 1,500	–	–	–	$ 2,000	$ 2,000
Interest rate – Rate A minus 0.03%								
Great Britain pound denominated long-term debt including current portion								
Fixed-rate debt	$ 9	$ 94	–	$ 37	–	$ 1,635	$ 1,775	$ 1,862
Average interest rate	9.6%	4.4%	–	8.4%	–	5.2%	5.3%	

Interest Rate Position as of January 31, 2003
Notional Amount by Expected Maturity
Average Interest Swap Rate

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Interest Rate Derivative Financial Instruments Related to Debt								
Interest rate swaps –								
Pay variable/receive fixed	$ –	$ 1,250	$ –	$ –	$ –	$ 3,250	$ 4,500	$ 426
Weighted-average rate paid – Rate B plus 1.70%								
Weighted-average fixed rate received	–	6.6%	–	–	–	6.9%	6.8%	
Interest rate swaps –								
Pay variable/receive fixed	–	$ 500	$ 1,097	$ 1,750	–	$ 445	$ 3,792	$ 377
Weighted-average rate paid – Rate A plus 0.84%								
Weighted-average fixed rate received	–	7.5%	5.1%	5.8%	–	7.3%	6.0%	

Rate A – three-month U.S. LIBOR
Rate B – six-month U.S. LIBOR

We hold currency swaps to hedge our net investment in the United Kingdom. In addition to the instruments in the following table, we have designated debt of approximately GBP 1 billion as a hedge of our net investment in the United Kingdom. The following tables provide information about our cross-currency interest rate swap agreements by functional currency and present the information in United States dollar equivalents. For these instruments the tables present notional amounts, exchange rates and interest rates by contractual maturity date.

We also hold cross-currency swaps which hedge the foreign currency risk of debt denominated in currencies other than the local currency.

Foreign Currency Exchange Rate Position as of January 31, 2004
Principal Amount by Expected Maturity
Average Interest Rate

(Dollar amounts in millions)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value 1/31/04
Liabilities								
USD denominated long-term debt including current portion								
Fixed-rate debt	$ –	$ –	$ 325	$ –	$ –	$ –	$ 325	$ 409
Average interest rate	–	–	5.6%	–	–	–	5.6%	
Great Britain pound denominated long-term debt including current portion								
Fixed-rate debt	–	–	–	–	–	$ 1,820	$ 1,820	$ 1,838
Average interest rate	–	–	–	–	–	5.6%	5.6%	

Foreign Currency Exchange Rate Position as of January 31, 2004
Notional Amount by Expected Maturity
Average Interest Swap Rate

(Dollar amounts in millions)	2005	2006	2007	2008	2009	Thereafter	Total	Fair value 1/31/04
Currency Swap Agreements								
Great Britain pounds								
Notional amount	$ –	$ –	$ –	$ –	$ –	$ 1,250	$ 1,250	$ 29
Average contract rate	–	–	–	–	–	0.6	0.6	
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%	
Fixed rate paid – Great Britain pound rate	–	–	–	–	–	5.8%	5.8%	
Canadian dollars								
Notional amount	–	–	$ 325	–	–	–	$ 325	($ 54)
Average contract rate	–	–	1.5	–	–	–	1.5	
Fixed rate received – USD rate	–	–	5.6%	–	–	–	5.6%	
Fixed rate paid – Canadian dollar rate	–	–	5.7%	–	–	–	5.7%	
Japanese yen								
Notional amount	–	–	–	–	$ 432	–	$ 432	($ 46)
Average contract rate	–	–	–	–	120	–	120	
Fixed rate received – USD rate	–	–	–	–	3.6%	–	3.6%	
Fixed rate paid – Japanese yen rate	–	–	–	–	0.2%	–	0.2%	

Foreign Currency Exchange Rate Position as of January 31, 2003
Principal Amount by Expected Maturity
Average Interest Rate

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 1/31/03
Liabilities								
USD denominated long-term debt including current portion								
Fixed-rate debt	$ –	$ –	$ –	$ 325	$ –	$ –	$ 325	$ 342
Average interest rate	–	–	–	5.6%	–	–	5.6%	
Great Britain pound denominated long-term debt including current portion								
Fixed-rate debt	9	94	–	37	–	1,635	1,775	1,862
Average interest rate	9.6%	4.4%	–	8.4%	–	5.2%	5.3%	

Foreign Currency Exchange Rate Position as of January 31, 2003
Notional Amount by Expected Maturity
Average Interest Swap Rate

(Dollar amounts in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value 1/31/03
Currency Swap Agreements								
Great Britain pounds								
Notional amount	$ –	$ –	$ –	$ –	$ –	$ 1,250	$ 1,250	$ 126
Average contract rate	–	–	–	–	–	0.6	0.6	
Fixed rate received – USD rate	–	–	–	–	–	7.4%	7.4%	
Fixed rate paid – Great Britain pound rate	–	–	–	–	–	5.8%	5.8%	
Canadian dollars								
Notional amount	–	–	–	$ 325	–	–	$ 325	$ 8
Average contract rate	–	–	–	1.5	–	–	1.5	
Fixed rate received – USD rate	–	–	–	5.6%	–	–	5.6%	
Fixed rate paid – Canadian dollar rate	–	–	–	5.7%	–	–	5.7%	
Japanese yen								
Notional amount	–	–	–	–	–	$ 432	$ 432	$ 2
Average contract rate	–	–	–	–	–	120	120	
Fixed rate received – USD rate	–	–	–	–	–	3.6%	3.6%	
Fixed rate paid – Japanese yen rate	–	–	–	–	–	0.2%	0.2%	

The fair values of the currency swap agreements are recorded in the Consolidated Balance Sheets within the line "other assets and deferred charges."

New Accounting Pronouncements

On February 1, 2003, the Company adopted the expense recognition provisions of FAS No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted using the Black Scholes option valuation model. The Company has chosen to retroactively restate its results of operations for the accounting change. Following the provisions of FAS 123, fiscal 2004, 2003 and 2002 includes a reduction of net income of $102 million, $84 million and $79 million, respectively, or $0.02 in each fiscal year.

In August 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The standard is effective for fiscal years beginning after June 15, 2002. The Company adopted this standard at the beginning of this fiscal year. The adoption of this standard did not have a material impact in fiscal 2004.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces the FASB's Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 in fiscal 2004 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"). This statement amends and clarifies accounting for derivative instruments and is effective for contracts entered into or modified after June 30, 2003. The adoption of FAS 149 did not have a material impact on our financial statements.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 clarifies the classification and measurement of certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003, or otherwise for the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material impact on our financial statements.

In November 2002, the EITF reached a consensus on EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor" ("EITF 02-16"), which addresses the accounting for "Cash Consideration" (which includes slotting fees, cooperative advertising payments, etc.) and "Rebates or Refunds" from a vendor that are payable only if the merchant completes a specified cumulative level of purchases or remains a customer of the vendor for a specified period of time. EITF 02-16 establishes an overall presumption that all consideration from vendors should be accounted for as a reduction of item cost and be recognized at the time the related inventory is sold. EITF 02-16 provides that the overall presumption can be overcome in two ways. First, consideration representing a payment for assets or services delivered to a vendor should be classified as revenue or other income. Second, consideration representing a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's product should be recorded as a reduction of that expense. Wal-Mart had historically recorded certain consideration from vendors as a reduction of expenses, primarily advertising. We adopted EITF 02-16 on February 1, 2003, and now account for this consideration as a reduction of purchases. The adoption of EITF 02-16 resulted in an after-tax impact of approximately $140 million, or $0.03 per share.

In November 2003, the FASB ratified the EITF's consensus on Issue 03-10, "Application of Issue 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"), which amends EITF 02-16. This consensus requires that if certain criteria are met, consideration received by a reseller in the form of reimbursement from a vendor for honoring the vendor's sales incentives offered directly to consumers, such as manufacturer's coupons, should not be recorded as a reduction of the cost of the reseller's purchases from the vendor. The adoption of EITF 03-10, which is required for us on February 1, 2004, did not have a material impact on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as amended by FIN 46-R. This interpretation addresses the consolidation of business enterprises ("variable interest entities") to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests or sufficient equity, a company's exposure ("variable interest") to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to consolidate the assets, liabilities and the results of operations of the variable interest entity in its financial statements. FIN 46-R applies immediately to variable interest entities that were created or for which control was obtained after January 31, 2003, at the end of the first interim period ended after December 15, 2003, for variable interest entities that are special purpose entities and at the end of the first interim period ending after March 15, 2004, for all other entities established on or before January 31, 2003.

The Company has adopted the provisions of FIN 46-R for the year ending January 31, 2004, for any variable interest entities created after January 31, 2003, and any variable interest entities that are special purpose entities with no impact on our financial statements. The Company will adopt the provisions of FIN 46-R for our financial statements for the first quarter ending April 30, 2004, for any variable interest entities created before February 1, 2003. As the net sales and total assets of entities affected by FIN 46-R represent less than 1% of the Company's net sales and total assets, we do not expect the adoption of this provision of FIN 46-R to have a material impact on our financial statements.

Forward-Looking Statements

This Annual Report contains statements that Wal-Mart believes are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements generally can be identified by use of phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other similar words or phrases. Similarly, descriptions of our objectives, strategies, plans, goals or targets are also forward-looking statements. These statements discuss, among other things, expected growth, future revenues, future cash flows, future capital expenditures, future performance and the anticipation and expectations of Wal-Mart and its Management as to future occurrences and trends. These forward-looking statements are subject to risks, uncertainties and other factors, in the United States and internationally, that could affect our financial performance, business strategy, plans, goals and objectives. Those risks, uncertainties and other factors include the cost of goods, the cost of electricity and other energy requirements, competitive pressures, inflation, consumer spending patterns and debt levels, currency exchange fluctuations, trade restrictions, changes in tariff and freight rates, unemployment levels, interest rate fluctuations and other capital market conditions, weather patterns, natural disasters, social and political conditions such as war, political unrest and terrorism, and other risks. Moreover, we typically earn a disproportionate part of our annual operating income in the fourth quarter as a result of the seasonal buying patterns. Those buying patterns are difficult to forecast with certainty. We discuss certain of these matters more fully in other of our filings with the SEC, including our Annual Report on Form 10-K. We filed our Annual Report on Form 10-K for our fiscal year 2004 with the SEC on or about April 9, 2004. Actual results may materially differ from anticipated results described in these statements as a result of changes in facts, assumptions not being realized or other circumstances. You are urged to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements. As a result of these matters, including changes in facts, assumptions not being realized or other circumstances, our actual results may differ materially from historical results or from anticipated results expressed or implied in these forward-looking statements. The forward-looking statements included in this Annual Report are made only as of the date of this report, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Consolidated Statements of Income

(Amounts in millions except per share data)

Fiscal years ended January 31,	2004	2003	2002
Revenues:			
Net sales	$ 256,329	$ 229,616	$ 204,011
Other income, net	2,352	1,961	1,812
	258,681	231,577	205,823
Costs and Expenses:			
Cost of sales	198,747	178,299	159,097
Operating, selling, general and administrative expenses	44,909	39,983	35,147
Operating Profit	15,025	13,295	11,579
Interest:			
Debt	729	799	1,080
Capital leases	267	260	274
Interest income	(164)	(132)	(171)
	832	927	1,183
Income from Continuing Operations Before Income Taxes and Minority Interest	14,193	12,368	10,396
Provision for Income Taxes:			
Current	4,941	3,883	3,625
Deferred	177	474	140
	5,118	4,357	3,765
Income from Continuing Operations Before Minority Interest	9,075	8,011	6,631
Minority Interest	(214)	(193)	(183)
Income from Continuing Operations	8,861	7,818	6,448
Income from Discontinued Operation, net of tax	193	137	144
Net Income	$ 9,054	$ 7,955	$ 6,592
Net Income Per Common Share:			
Basic Net Income Per Common Share:			
Income from continuing operations	$ 2.03	$ 1.77	$ 1.45
Income from discontinued operation	0.05	0.03	0.03
Net Income Per Common Share	$ 2.08	$ 1.80	$ 1.48
Average Number of Common Shares	4,363	4,430	4,465
Diluted Net Income Per Common Share:			
Income from continuing operations	$ 2.03	$ 1.76	$ 1.44
Income from discontinued operation	0.04	0.03	0.03
Net Income Per Common Share	$ 2.07	$ 1.79	$ 1.47
Average Number of Common Shares	4,373	4,446	4,481
Dividends Per Common Share	$ 0.36	$ 0.30	$ 0.28

See accompanying notes.

Consolidated Balance Sheets

(Amounts in millions) January 31,	2004	2003
Assets		
Current Assets:		
Cash and cash equivalents	$ 5,199	$ 2,736
Receivables	1,254	1,569
Inventories	26,612	24,401
Prepaid expenses and other	1,356	837
Current assets of discontinued operation	-	1,179
Total Current Assets	34,421	30,722
Property, Plant and Equipment, at Cost:		
Land	12,699	11,202
Buildings and improvements	38,966	33,345
Fixtures and equipment	17,861	15,640
Transportation equipment	1,269	1,099
	70,795	61,286
Less accumulated depreciation	15,594	13,116
Property, plant and equipment, net	55,201	48,170
Property Under Capital Lease:		
Property under capital lease	5,092	4,814
Less accumulated amortization	1,763	1,610
Property under capital leases, net	3,329	3,204
Other Assets and Deferred Charges:		
Goodwill	9,882	9,389
Other assets and deferred charges	2,079	2,594
Other assets of discontinued operation	-	729
Total Assets	$ 104,912	$ 94,808
Liabilities and Shareholders' Equity		
Current Liabilities:		
Commercial paper	$ 3,267	$ 1,079
Accounts payable	19,332	16,829
Accrued liabilities	10,342	8,857
Accrued income taxes	1,377	748
Long-term debt due within one year	2,904	4,536
Obligations under capital leases due within one year	196	176
Current liabilities of discontinued operation	-	294
Total Current Liabilities	37,418	32,519
Long-term debt	17,102	16,597
Long-term obligations under capital leases	2,997	3,000
Deferred income taxes and other	2,288	1,859
Liabilities of discontinued operation	-	10
Minority interest	1,484	1,362
Shareholders' Equity:		
Preferred stock ($0.10 par value; 100 shares authorized, none issued)	-	-
Common stock ($0.10 par value; 11,000 shares authorized, 4,311 and 4,395 issued and outstanding in 2004 and 2003, respectively)	431	440
Capital in excess of par value	2,135	1,954
Retained earnings	40,206	37,576
Other accumulated comprehensive income	851	(509)
Total Shareholders' Equity	43,623	39,461
Total Liabilities and Shareholders' Equity	$ 104,912	$ 94,808

See accompanying notes.

Consolidated Statements of Shareholders' Equity

(Amounts in millions except per share data)	Number of Shares	Common Stock	Capital in Excess of Par Value	Retained Earnings	Other Accumulated Comprehensive Income	Total
Balance – January 31, 2001	4,470	$ 447	$ 1,660	$ 29,984	($ 684)	$ 31,407
Comprehensive Income						
Net income from continuing operations				6,448		6,448
Net income from discontinued operation				144		144
Other accumulated comprehensive income						
Foreign currency translation adjustment					(472)	(472)
Hedge accounting adjustment					(112)	(112)
Total Comprehensive Income						**6,008**
Cash dividends ($0.28 per share)				(1,249)		(1,249)
Purchase of Company stock	(24)	(2)	(62)	(1,150)		(1,214)
Stock options exercised and other	7		240			240
Balance – January 31, 2002	4,453	445	1,838	34,177	(1,268)	35,192
Comprehensive Income						
Net income from continuing operations				7,818		7,818
Net income from discontinued operation				137		137
Other accumulated comprehensive income						
Foreign currency translation adjustment					1,113	1,113
Hedge accounting adjustment					(148)	(148)
Minimum pension liability adjustment					(206)	(206)
Total Comprehensive Income						**8,714**
Cash dividends ($0.30 per share)				(1,328)		(1,328)
Purchase of Company stock	(63)	(5)	(150)	(3,228)		(3,383)
Stock options exercised and other	5		266			266
Balance – January 31, 2003	**4,395**	**440**	**1,954**	**37,576**	**(509)**	**39,461**
Comprehensive Income						
Net income from continuing operations				**8,861**		**8,861**
Net income from discontinued operation				**193**		**193**
Other accumulated comprehensive income						
Foreign currency translation adjustment					**1,685**	**1,685**
Hedge accounting adjustment					**(341)**	**(341)**
Minimum pension liability adjustment					**16**	**16**
Total Comprehensive Income						**10,414**
Cash dividends ($0.36 per share)				**(1,569)**		**(1,569)**
Purchase of Company stock	**(92)**	**(9)**	**(182)**	**(4,855)**		**(5,046)**
Stock options exercised and other	**8**		**363**			**363**
Balance – January 31, 2004	**4,311**	**$ 431**	**$ 2,135**	**$ 40,206**	**$ 851**	**$ 43,623**

See accompanying notes.

Consolidated Statements of Cash Flows

(Amounts in millions) Fiscal years ended January 31,	**2004**	2003	2002
Cash flows from operating activities			
Income from continuing operations	**$ 8,861**	$ 7,818	$ 6,448
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**3,852**	3,364	3,228
Decrease/(increase) in accounts receivable	**373**	(159)	(212)
Increase in inventories	**(1,973)**	(2,219)	(1,125)
Increase in accounts payable	**2,658**	1,848	416
Increase in accrued liabilities	**1,800**	1,088	1,120
Deferred income taxes	**177**	474	140
Other	**198**	709	468
Net cash provided by operating activities of continuing operations	**15,946**	12,923	10,483
Net cash provided by operating activities of discontinued operation	**50**	82	36
Net cash provided by operating activities	**15,996**	13,005	10,519
Cash flows from investing activities			
Payments for property, plant and equipment	**(10,308)**	(9,245)	(8,285)
Investment in international operations	**(38)**	(749)	-
Proceeds from the disposal of fixed assets	**481**	311	248
Proceeds from the sale of McLane	**1,500**	-	-
Proceeds from termination or sale of net investment hedges	**-**	-	1,134
Other investing activities	**78**	(73)	(231)
Net cash used in investing activities of continuing operations	**(8,287)**	(9,756)	(7,134)
Net cash used in investing activities of discontinued operation	**(25)**	(83)	(89)
Net cash used in investing activities	**(8,312)**	(9,839)	(7,223)
Cash flows from financing activities			
Increase/(decrease) in commercial paper	**688**	1,836	(1,533)
Proceeds from issuance of long-term debt	**4,099**	2,044	4,591
Purchase of Company stock	**(5,046)**	(3,383)	(1,214)
Dividends paid	**(1,569)**	(1,328)	(1,249)
Payment of long-term debt	**(3,541)**	(1,261)	(3,519)
Payment of capital lease obligations	**(305)**	(216)	(167)
Other financing activities	**111**	(62)	113
Net cash used in financing activities	**(5,563)**	(2,370)	(2,978)
Effect of exchange rate changes on cash	**320**	(199)	(211)
Net increase in cash and cash equivalents	**2,441**	597	107
Cash and cash equivalents at beginning of year*	**2,758**	2,161	2,054
Cash and cash equivalents at end of year**	**$ 5,199**	$ 2,758	$ 2,161
Supplemental disclosure of cash flow information			
Income tax paid	**$ 4,358**	$ 4,539	$ 2,613
Interest paid	**1,024**	1,085	1,332
Capital lease obligations incurred	**252**	381	225

*Includes cash and cash equivalents of discontinued operation of $22, $23 and $77 million for 2004, 2003 and 2002, respectively.
**Includes cash and cash equivalents of discontinued operation of $22 and $23 million for 2003 and 2002, respectively.

See accompanying notes.

1 Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Wal-Mart Stores, Inc. ("Wal-Mart") and its subsidiaries. Significant intercompany transactions have been eliminated in consolidation. Investments in which the Company has a 20 percent to 50 percent voting interest and which Management does not have management control are accounted for using the equity method.

Cash and Cash Equivalents

The Company considers investments with a maturity of three months or less when purchased to be cash equivalents. The majority of payments due from banks for third-party credit card, debit card and electronic benefit transactions ("EBT") process within 24-48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. All credit card, debit card and EBT transactions that process in less than seven days are classified as cash and cash equivalents. Amounts due from banks for these transactions classified as cash totaled $866 million and $367 million at January 31, 2004 and 2003, respectively.

Receivables

Accounts receivable consist primarily of receivables from insurance companies generated by our pharmacy sales, receivables from real estate transactions and receivables from suppliers for marketing or incentive programs. Additionally, amounts due from banks for customer credit card, debit card and EBT transactions that take in excess of seven days to process are classified as accounts receivable.

Inventories

The Company values inventories at the lower of cost or market as determined primarily by the retail method of accounting, using the last-in, first-out ("LIFO") method for substantially all domestic merchandise inventories, except SAM'S CLUB merchandise, which is based on average cost using the LIFO method. Inventories of foreign operations are primarily valued by the retail method of accounting, using the first-in, first-out ("FIFO") method. Our inventories at FIFO did not exceed inventories at LIFO by a significant amount.

Financial Instruments

The Company uses derivative financial instruments for purposes other than trading to manage its exposure to interest and foreign exchange rates, as well as to maintain an appropriate mix of fixed- and floating-rate debt. Contract terms of a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting, or contracts for which the Company has not elected hedge accounting are marked to fair value with unrealized gains or losses reported in earnings.

Capitalized Interest

Interest costs capitalized on construction projects were $144 million, $124 million, and $130 million in 2004, 2003 and 2002, respectively.

Long-lived Assets

Management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is done at the lowest level of cash flows, which is typically at the individual store level. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model.

Goodwill and Other Acquired Intangible Assets

Under the provisions of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), which was adopted in fiscal 2003, goodwill is no longer amortized. Goodwill is evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of certain goodwill may be impaired. Other acquired intangible assets are amortized on a straight-line basis over the periods that expected economic benefits will be provided. These evaluations are based on discounted cash flows and incorporate the impact of existing Company businesses. The analyses require significant Management judgment to evaluate the capacity of an acquired business to perform within projections. Historically, the Company has generated sufficient returns to recover the cost of the goodwill and other intangible assets.

Goodwill is recorded on the balance sheet in the operating segments as follows (in millions):

	January 31, 2004	January 31, 2003
International	**$ 9,577**	$ 8,985
SAM'S CLUB	**305**	305
Other	**-**	99
Total Goodwill	**$ 9,882**	$ 9,389

Changes in the International segment's goodwill are the result of foreign currency exchange rate fluctuations. Changes in other goodwill resulted from the sale of McLane.

The following table adjusts certain information for fiscal 2002 as if the non-amortization provisions of FAS 142 related to our goodwill had been in place at that time and compares that adjusted information to the comparable information for fiscal 2004 and 2003.

	Net Income (in Millions)			Basic Earnings Per Share			Diluted Earnings Per Share		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
As reported	**$ 9,054**	$ 7,955	$ 6,592	**$ 2.08**	$ 1.80	$ 1.48	**$ 2.07**	$ 1.79	$ 1.47
Add back: Goodwill amortization (net of $11 million in taxes)	**-**	-	235	**-**	-	0.05	**-**	-	0.05
As adjusted	**$ 9,054**	$ 7,955	$ 6,827	**$ 2.08**	$ 1.80	$ 1.53	**$ 2.07**	$ 1.79	$ 1.52

Foreign Currency Translation

The assets and liabilities of all foreign subsidiaries are translated at current exchange rates. Related translation adjustments are recorded as a component of other accumulated comprehensive income.

Revenue Recognition

The Company recognizes sales revenue at the time it sells merchandise to the Customer, except for layaway transactions. The Company recognizes layaway transactions when the Customer satisfies all payment obligations and takes possession of the merchandise. Customer purchases of Wal-Mart/SAM'S CLUB shopping cards are not recognized until the card is redeemed and the Customer purchases merchandise by using the shopping card.

SAM'S CLUB Membership Revenue Recognition

The Company recognizes SAM'S CLUB membership fee revenues both domestically and internationally over the term of the membership, which is 12 months. The following table provides unearned revenues, membership fees received from members and the amount of revenues recognized in earnings for each of the fiscal years 2004, 2003 and 2002:

(Amounts in millions)	**2004**	2003	2002
Deferred membership revenue, beginning of year	**$ 437**	$ 387	$ 369
Membership fees received	**840**	834	748
Membership revenue recognized	**(828)**	(784)	(730)
Deferred membership revenue, end of year	**$ 449**	$ 437	$ 387

SAM'S CLUB membership revenue is included in the other income, net in revenues section of the Consolidated Statements of Income.

The Company's deferred membership revenue is included in accrued liabilities in the Consolidated Balance Sheets. The Company's analysis of historical membership fee refunds indicates that such refunds have been insignificant. Accordingly, no reserve exists for membership fee refunds at January 31, 2004 and 2003.

Cost of Sales

Cost of sales includes actual product cost, change in inventory, the cost of transportation to the Company's warehouses from suppliers, the cost of transportation from the Company's warehouses to the stores and Clubs and the cost of warehousing for our SAM'S CLUB segment.

Payments from Suppliers

Wal-Mart receives money from suppliers for various programs, primarily volume incentives; warehouse allowances; and reimbursements for specific programs such as markdowns, margin protection and advertising. Substantially all allowances are accounted for as a reduction of purchases and recognized in our Consolidated Statements of Income when related inventory is sold.

Operating, Selling, General and Administrative Expenses
Operating, selling, general and administrative expenses include all operating costs of the Company that are not related to the transportation of products from the supplier to the warehouse or from the warehouse to the store. Additionally, the cost of warehousing and occupancy for our Wal-Mart Stores segment distribution facilities are included in operating, selling, general and administrative expenses. Because we do not include the cost of our Wal-Mart Stores segment distribution facilities in cost of sales, our gross profit and gross margin may not be comparable to those of other retailers that may include all costs related to their distribution facilities in costs of sales and in the calculation of gross profit and gross margin.

Advertising Costs
Advertising costs are expensed as incurred and were $966 million, $676 million and $618 million in fiscal 2004, 2003 and 2002, respectively. Advertising costs consist primarily of print and television advertisements. The increase in advertising costs in 2004 compared with 2003 and 2002 is primarily attributable to the adoption of Emerging Issues Task Force Consensus No. 02-16, which is discussed below in "New Accounting Pronouncements."

Pre-opening Costs
The costs of start-up activities, including organization costs and new store openings, are expensed as incurred.

Insurance/Self-Insurance
The Company uses a combination of insurance, self-insured retention and self-insurance for a number of risks, including workers' compensation, general liability, vehicle liability and the Company-funded portion of employee-related health care benefits. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Depreciation and Amortization
Depreciation and amortization for financial statement purposes are provided on the straight-line method over the estimated useful lives of the various assets. Depreciation expense, including amortization of property under capital leases for the years 2004, 2003 and 2002 was $3.5 billion, $3.0 billion and $2.7 billion, respectively. For income tax purposes, accelerated methods are used with recognition of deferred income taxes for the resulting temporary differences. Estimated useful lives for financial statement purposes are as follows:

Buildings and improvements	5 – 50 years
Fixtures and equipment	5 – 12 years
Transportation equipment	2 – 5 years
Internally developed software	3 years

Net Income Per Share
Basic net income per share is based on the weighted-average outstanding common shares. Diluted net income per share is based on the weighted-average outstanding shares adjusted for the dilutive effect of stock options and restricted stock grants. The diluted effect of stock options was 10 million, 16 million and 16 million shares in fiscal 2004, 2003 and 2002, respectively. The Company had approximately 11 million, 10 million and 3.5 million option shares outstanding at January 31, 2004, 2003 and 2002, respectively, which were not included in the dilutive net income per share calculation because the underlying option price exceeded the weighted-average market price for the period; thus the effect would have increased net income per share.

Estimates and Assumptions
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities. They also affect the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

New Accounting Pronouncements
The Company has various stock option compensation plans for Associates. Beginning on February 1, 2003, the Company adopted the recognition and measurement provisions of FASB Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted. As a result of the accounting change, all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees. Prior to the adoption of FAS 123, the Company followed Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations to account for its employee stock options. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant in most cases, no significant compensation expense related to options

was recognized under APB 25. The adoption of the fair value method in 2003 resulted in a reduction of retained earnings of $348 million, an increase in paid-in capital of $472 million and an increase in deferred tax assets of $124 million. Following the provisions of FAS 123, fiscal 2004, 2003 and 2002 include a reduction of net income of $102 million, $84 million and $79 million, respectively, or $0.02 in each fiscal year.

The fair value of stock options was estimated at the date of grant using the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. Option valuation methods require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of these options was estimated at the date of the grant based on the following assumptions:

	2004	2003	2002
Dividend yield	**1.0%**	0.7%	0.7%
Volatility	**32.3%**	32.1%	36.5%
Risk-free interest rate	**2.8%**	3.2%	4.6%
Expected life in years	**4.5**	4.6	5.2
Weighted average fair value of options at grant date	**$ 15.83**	$ 15.67	$ 20.27

On February 1, 2003, the Company adopted the standards of FASB Statement No. 143, "Asset Retirement Obligations" ("FAS 143"). FAS 143 requires the Company to recognize the fair value of a liability associated with the cost the Company would be obligated to incur in order to retire an asset at some point in the future. The adoption of this standard did not have a material impact on the Company's results of operations.

In July 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces the FASB's Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. FAS 146 also establishes that fair value is the objective for initial measurement of the liability. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 in fiscal 2004 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"). This statement amends and clarifies accounting for derivative instruments and is effective for contracts entered into or modified after June 30, 2003. The adoption of FAS 149 did not have a material impact on our financial statements.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 clarifies the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003, or otherwise for the first interim period beginning after June 15, 2003. The adoption of FAS 150 did not have a material impact on our financial statements.

In November 2002, the EITF reached a consensus on EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor" ("EITF 02-16"), which addresses the accounting for "Cash Consideration" (which includes slotting fees, cooperative advertising payments, etc.) and "Rebates or Refunds" from a vendor that are payable only if the merchant completes a specified cumulative level of purchases or remains a customer of the vendor for a specified period of time. EITF 02-16 established an overall presumption that all consideration from vendors should be accounted for as a reduction of item cost and be recognized at the time the related inventory is sold. EITF 02-16 provides that the overall presumption can be overcome in two ways. First, consideration representing a payment for assets or services delivered to a vendor should be classified as revenue or other income. Second, consideration representing a reimbursement of a specific, incremental, identifiable cost incurred in selling the vendor's product should be recorded as a reduction of that expense. Wal-Mart had historically recorded certain consideration from vendors primarily as a reduction of advertising expense. We adopted EITF 02-16 on February 1, 2003, and now account for this consideration as a reduction of purchases. The adoption of EITF 02-16 resulted in an after-tax impact of approximately $140 million, or $0.03 per share.

In November 2003, the FASB ratified the EITF's consensus on Issue 03-10, "Application of Issue 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers" ("EITF 03-10"), which amends EITF 02-16. This consensus requires that if certain criteria are met, consideration received by a reseller in the form of reimbursement from a vendor for honoring the vendor's sales incentives offered directly to consumers (i.e., manufacturer's coupons) should not be recorded as a reduction of the cost of the reseller's purchases from the vendor. The adoption of EITF 03-10, which is required for us on February 1, 2004, did not have a material impact on our financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), as amended by FIN 46-R. This interpretation addresses the consolidation of business enterprises ("variable interest entities") to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests or sufficient equity, a company's exposure ("variable interest") to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to consolidate the assets, liabilities and the results of operations of the variable interest entity in its financial statements. FIN 46-R applies immediately to variable interest entities that were created or for which control was obtained after January 31, 2003, at the end of the first interim period ended after December 15, 2003, for variable interest entities that are special purpose entities and at the end of the first interim period ending after March 15, 2004, for all other entities established on or before January 31, 2003.

The Company has adopted the provisions of FIN 46-R for the year ending January 31, 2004, for any variable interest entities created after January 31, 2003, and for any variable interest entities that are special purpose entities with no impact on our financial statements. The Company will adopt the provisions of FIN 46-R for our financial statements for the first quarter ending April 30, 2004, for any variable interest entities created before February 1, 2003. As the net sales and total assets of entities affected by FIN 46-R represent less than 1% of the Company's net sales and total assets, we do not expect the adoption of this provision of FIN 46-R to have a material impact on our financial statements.

Reclassifications
Certain reclassifications have been made to prior periods to conform to current presentations.

2 Commercial Paper and Long-term Debt

Information on short-term borrowings and interest rates is as follows (dollar amounts in millions):

Fiscal Years Ended January 31,	**2004**	2003	2002
Maximum amount outstanding at any month-end	**$ 4,957**	$ 4,226	$ 4,072
Average daily short-term borrowings	**1,498**	1,549	2,606
Weighted average interest rate	**1.1%**	1.7%	3.7%

At January 31, 2004 and 2003, short-term borrowings consisted of $3.3 billion and $1.1 billion, respectively, of commercial paper. At January 31, 2004, the Company had committed lines of $5.1 billion with 73 firms and banks and informal lines of credit with various banks totaling an additional $145 million, which were used to support commercial paper.

Long-term debt at January 31, consists of (in millions):

Interest Rate	Due by Fiscal Year	**2004**	2003
6.875%	Notes due 2010	**$ 3,500**	$ 3,500
4.375% - 7.250%	Notes due 2014	**2,854**	1,265
Various	Notes due 2006	**2,597**	2,597
4.375% - 8.000%	Notes due 2007	**2,130**	2,084
5.750% - 7.550%	Notes due 2031	**1,912**	1,823
6.550% - 7.500%	Notes due 2005	**1,750**	1,750
4.375%	Notes due 2008	**1,500**	1,500
3.375%	Notes due 2009	**1,000**	-
6.562% - 8.246%	Obligations from sale/leaseback transactions due 2013-2015	**527**	580
5.850%	Notes due 2019 with put option	**500**	500
6.200%	Notes due 2011 with put option	**500**	500
8.500%	Notes due 2025	**250**	250
6.750%	Notes due 2024	**250**	250
3.250% - 6.500%	Notes due 2004	**-**	3,382
	Other, including adjustments to debt hedged by derivatives	**736**	1,152
		$ 20,006	$ 21,133

The Company has two separate issuances of $500 million debt with embedded put options. For the first issuance, beginning June 2001, and each year thereafter, the holders of $500 million of the debt may require the Company to repurchase the debt at face value, in addition to accrued and unpaid interest. The holders of the other $500 million issuance may put the debt back to the Company at par plus accrued interest at any time. Both of these issuances have been classified as a current liability in the Consolidated Balance Sheets.

Under the Company's most significant borrowing arrangements, the Company is not required to observe financial covenants. However, under certain lines of credit totaling $4 billion which were undrawn as of January 31, 2004, the Company has agreed to observe certain covenants, the most restrictive of which relates to minimum net worth levels and amounts of additional secured debt and long-term leases. The Company was not in violation of these covenants at January 31, 2004.

Long-term debt is unsecured except for $62 million, which is collateralized by property with an aggregate carrying value of approximately $172 million. Annual maturities of long-term debt during the next five years and thereafter are (in millions):

Fiscal Year Ended January 31,	Annual Maturity
2005	$ 2,904
2006	2,813
2007	2,293
2008	1,572
2009	1,037
Thereafter	9,387
Total	$ 20,006

The Company has entered into sale/leaseback transactions involving buildings while retaining title to the underlying land. These transactions were accounted for as financings and are included in long-term debt and the annual maturities schedule above. The resulting obligations are amortized over the lease terms. Future minimum lease payments for each of the five succeeding years and thereafter as of January 31, 2004, are (in millions):

Fiscal Year Ended January 31,	Minimum Payments
2005	$ 75
2006	60
2007	58
2008	55
2009	42
Thereafter	188
Total	$ 478

At January 31, 2004 and 2003, the Company had trade letters of credit outstanding totaling $2.0 billion and $1.9 billion, respectively. These letters of credit were issued primarily for the purchase of inventory. At January 31, 2004 and 2003, the Company had standby letters of credit outstanding totaling $1.4 billion and $898 million, respectively.

As of January 31, 2004, we had $6 billion of debt securities remaining under a shelf registration statement previously filed with the United States Securities and Exchange Commission which are eligible for issuance, subject to market conditions in the public markets. Subsequent to fiscal 2004 year-end, in February and March 2004, we sold notes totaling $1.25 billion and $750 million, respectively, under that shelf registration statement. These notes bear interest of 4.125% and mature in February 2011. The proceeds from the sale of these notes were used for general corporate purposes. After consideration of these debt issuances, we are permitted to sell up to $4 billion of public debt under our shelf registration statement.

3 Financial Instruments

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure to interest and foreign exchange rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) when appropriate. The majority of the Company's transactions are with counterparties rated "AA-" or better by nationally recognized credit rating agencies.

Fair Value Instruments

The Company enters into interest rate swaps to minimize the risks and costs associated with its financing activities. Under the swap agreements, the Company pays variable-rate interest and receives fixed-rate interest payments periodically over the life of the instruments. The notional amounts are used to measure interest to be paid or received and do not represent the exposure due to credit loss. All of the Company's interest rate swaps that receive fixed interest rate payments and pay variable interest rate payments are designated as fair value hedges. As the specific terms and notional amounts of the derivative instruments exactly match those of the instruments being hedged, we have applied the "short-cut" method of accounting provided under FAS 133 and FAS 138. As such, the derivative instruments were assumed to be perfect hedges and all changes in fair value of the hedges were recorded on the balance sheet with no net impact on the income statement.

Net Investment Instruments

At January 31, 2004, the Company is a party to cross-currency interest rate swaps that hedge its net investment in the United Kingdom. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. The Company also holds approximately Great Britain pound (GBP) 1 billion of debt that is designated as a hedge of the net investment in the United Kingdom. All changes in the fair value of these instruments are recorded to other comprehensive income, offsetting the foreign currency translation adjustment that is also recorded in other comprehensive income.

Cash Flow Instruments

The Company entered into cross-currency interest rate swaps to hedge the foreign currency risk of certain foreign-denominated debt. These swaps are designated as cash flow hedges of foreign currency exchange risk. The agreements are contracts to exchange fixed-rate payments in one currency for fixed-rate payments in another currency. Changes in the foreign currency spot exchange rate result in reclassification of amounts from other accumulated comprehensive income to earnings to offset transaction gains or losses on foreign-denominated debt. These instruments mature in fiscal 2007 and 2009.

The Company entered into an interest rate swap to lock in the interest rate on floating debt. Under the swap agreement, the Company pays a fixed interest rate and receives variable interest payments periodically over the life of the instrument. The notional, or contractual amount is used to measure interest to be paid or received and does not represent the exposure due to credit loss. As the specific terms and notional amounts of the derivative instruments exactly match those of the instruments being hedged, we have applied the "short-cut" method of accounting provided under FAS 133 and FAS 138. As such, the derivative instrument was assumed to be a perfect hedge and all changes in fair value of the hedges were recorded on the balance sheet in other comprehensive income.

The Company expects that the amount of gain or loss existing in other accumulated comprehensive income to be reclassified into earnings within the next 12 months will not be significant.

Fair Value of Financial Instruments

Instrument	Notional Amount		Fair Value	
Fiscal Year Ended January 31, (in millions)	**2004**	2003	**2004**	2003
Derivative financial instruments designated for hedging:				
Receive fixed rate, pay floating rate interest rate swaps designated as fair value hedges	**$ 8,292**	$ 8,292	**$ 697**	$ 803
Receive fixed rate, pay fixed rate cross-currency interest rate swaps designated as net investment hedges (Cross-currency notional amount: GBP 795 at 1/31/2004 and 2003)	**1,250**	1,250	**29**	126
Receive fixed rate, pay fixed rate cross-currency interest rate swap designated as cash flow hedge (Cross-currency notional amount: CAD 503 at 1/31/2004 and 2003)	**325**	325	**(54)**	8
Receive fixed rate, pay fixed rate cross-currency interest rate swap designated as cash flow hedge (Cross-currency notional amount: JPY 52,056 at 1/31/2004 and 2003)	**432**	432	**(46)**	2
Receive floating rate, pay fixed rate interest rate swap designated as a cash flow hedge	**1,500**	–	**(16)**	–
	$ 11,799	$ 10,299	**$ 610**	$ 939
Non-derivative financial instruments:				
Long-term debt	**$ 20,006**	$ 21,133	**$ 21,349**	$ 20,794

Hedging instruments with a favorable fair value are classified as other assets and deferred charges in the Consolidated Balance Sheets. Those instruments with an unfavorable fair value are classified as accrued liabilities.

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: Fair value is based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Interest rate instruments and net investment instruments: The fair values are estimated amounts the Company would receive or pay to terminate the agreements as of the reporting dates.

4 Other Accumulated Comprehensive Income

Comprehensive income is net income plus certain other items that are recorded directly to Shareholders' equity. The following table gives further detail regarding the changes in the composition of comprehensive income during fiscal 2004, 2003 and 2002 (in millions):

	Foreign Currency Translation	Derivative Instruments	Minimum Pension Liability	Total
Balance at January 31, 2001	($ 1,766)	$ 1,082	$ -	($ 684)
Foreign currency translation adjustment	(472)	-	-	(472)
Change in fair value of hedge instruments	-	322	-	322
Reclassification of tax payable on terminated hedges	-	(426)	-	(426)
Reclassification to earnings	-	(8)	-	(8)
Balance at January 31, 2002	(2,238)	970	-	(1,268)
Foreign currency translation adjustment	1,113	-	-	1,113
Change in fair value of hedge instruments	-	(164)	-	(164)
Reclassification to earnings	-	16	-	16
Subsidiary minimum pension liability	-	-	(206)	(206)
Balance at January 31, 2003	(1,125)	822	(206)	(509)
Foreign currency translation adjustment	**1,685**	**-**	**-**	**1,685**
Change in fair value of hedge instruments	**-**	**(444)**	**-**	**(444)**
Reclassification to earnings	**-**	**103**	**-**	**103**
Subsidiary minimum pension liability	**-**	**-**	**16**	**16**
Balance at January 31, 2004	**$ 560**	**$ 481**	**($ 190)**	**$ 851**

5 Income Taxes

The income tax provision consists of the following (in millions):

Fiscal years ended January 31,	**2004**	2003	2002
Current			
Federal	**$ 4,039**	$ 3,299	$ 2,941
State and local	**333**	229	303
International	**569**	355	381
Total current tax provision	**4,941**	3,883	3,625
Deferred			
Federal	**31**	305	188
State and local	**2**	26	14
International	**144**	143	(62)
Total deferred tax provision	**177**	474	140
Total provision for income taxes	**$ 5,118**	$ 4,357	$ 3,765

Earnings before income taxes are as follows (in millions):

Fiscal years ended January 31,	**2004**	2003	2002
Domestic	**$ 12,075**	$ 10,490	$ 9,168
International	**2,118**	1,878	1,228
Total earnings before income taxes and minority interest	**$ 14,193**	$ 12,368	$ 10,396

Items that give rise to significant portions of the deferred tax accounts at January 31 are as follows (in millions):

	2004	2003
Deferred tax liabilities		
Property, plant and equipment	**$ 1,581**	$ 1,357
Inventory	**419**	527
Capital leases	**92**	34
International, principally asset basis difference	**611**	581
Acquired asset basis difference	**57**	51
Other	**146**	186
Total deferred tax liabilities	**$ 2,906**	$ 2,736
Deferred tax assets		
Amounts accrued for financial reporting purposes not yet deductible for tax purposes	**$ 1,280**	$ 1,114
International loss carryforwards	**638**	524
Deferred revenue	**140**	136
Other	**298**	367
Total deferred tax assets	**2,356**	2,141
Valuation allowance	**(215)**	(16)
Total deferred tax assets, net of valuation allowance	**$ 2,141**	$ 2,125
Net deferred tax liabilities	**$ 765**	$ 611

Fiscal years ended January 31,	**2004**	2003
Statutory tax rate	**35.00%**	35.00%
State income taxes, net of federal income tax benefit	**1.53%**	1.36%
International	**(0.20%)**	(1.29%)
Other	**(0.27%)**	0.16%
	36.06%	35.23%

Federal and state income taxes have not been provided on accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $4.0 billion at January 31, 2004, as such earnings have been permanently reinvested in the business. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable.

A valuation allowance has been established to reduce certain foreign subsidiaries' deferred tax assets relating primarily to net operating loss carryforwards. During the fourth quarter of fiscal 2004, as the result of new tax legislation in Germany, we re-evaluated the recoverability of the deferred tax asset related to our German operations. Based on the results of our review, we recorded a valuation allowance resulting in a charge of $150 million.

6 Acquisitions and Disposal

Acquisitions

During May 2002, the Company acquired its initial 6.1% stake in The Seiyu, Ltd. ("Seiyu"), a Japanese retail chain, for approximately $51 million. In December 2002, the Company exercised in full the first in the series of warrants granted allowing us to acquire 192.8 million new shares in Seiyu for approximately $432 million. After this exercise, our ownership percentage in Seiyu increased to approximately 35%. In August 2003, the Company purchased an additional 20.2 million shares from Seiyu for approximately $38 million, bringing our ownership percentage in Seiyu to approximately 37.8%. Under the terms of the agreement, Wal-Mart, through a series of warrants exercisable in specified series through 2007, can contribute approximately 235 billion yen, or $2.2 billion at January 31, 2004, using an exchange rate of 105.7 yen per dollar, for additional shares of stock in Seiyu. If all the warrants are exercised, we will own approximately 69.4% of the stock of Seiyu by the end of December 2007.

Also, in December 2002, the Company completed its purchase of Supermercados Amigo, Inc. ("Amigo"), a supermarket chain located in Puerto Rico with 37 supermarkets, six of which were subsequently sold. The purchase price of approximately $242 million was financed by commercial paper. The transaction resulted in approximately $197 million of goodwill. The results of operations, which were not material, are included in the consolidated Company results since the date of acquisition.

Subsequent to fiscal year-end 2004, in February 2004, the Company completed its purchase of Bompreco S.A. Supermercados do Nordeste ("Bompreco"), a supermarket chain in northern Brazil with 118 hypermarkets, supermarkets and mini-markets. The purchase price was approximately $300 million. The results of operations for Bompreco will be included in our consolidated financial statements beginning in fiscal 2005.

Disposal

On May 23, 2003, the Company completed the sale of McLane. The Company received $1.5 billion in cash for the sale. In accordance with the provisions related to discontinued operations specified within FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), the accompanying consolidated financial statements and notes reflect the gain on the sale and the operations of McLane as a discontinued operation.

Following is summarized financial information for McLane (in millions):

	2004	2003	2002
Net sales	**$ 4,328**	$ 14,907	$ 13,788
Income from discontinued operation	**$ 67**	$ 221	$ 232
Income tax expense	**25**	84	88
Net operating income from discontinued operation	**$ 42**	$ 137	$ 144
Gain on sale of McLane, net of $147 income tax expense	**151**	–	–
Income from discontinued operation, net of tax	**$ 193**	$ 137	$ 144

The effective tax rate on the gain on the sale of McLane was 49% as a result of the non-deductibility of $99 million of goodwill related to the original McLane acquisition.

7 Stock Option Plans

On February 1, 2003, the Company adopted the expense recognition provisions of FASB Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation" ("FAS 123"). Under FAS 123, compensation expense is recognized based on the fair value of stock options granted. As a result, all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of FAS 123 been applied to all awards granted to employees since February 1, 1995. Following the provisions of FAS 123, the 12 months ended January 31, 2004, 2003 and 2002 include $102 million, $84 million and $79 million, respectively, of after-tax stock option expense, which is approximately $0.02 per share in each fiscal year.

The options granted under the stock option plans generally expire 10 years from the date of grant. Options granted prior to November 17, 1995, vest over nine years. Generally, options granted on or after November 17, 1995 and before fiscal 2001 vest over seven years. Options granted after fiscal 2001 vest over five years.

The Company issues restricted (non-vested) stock to certain of our Associates. Most restricted stock grants vest 25 percent after three years, an additional 25 percent after five years and the final 50 percent at age 65. Three million restricted shares were outstanding at January 31, 2004, with a weighted-average grant date value of $40.99.

The following table summarizes information about stock options outstanding as of January 31, 2004:

Range of Exercise Prices	Number of Outstanding Options	Weighted-Average Remaining Life in Years	Weighted-Average Exercise Price of Outstanding Options	Number of Options Exercisable	Weighted-Average Exercise Price of Exercisable Options
$ 4.24 to 7.25	48,000	1.3	$ 6.16	48,000	$ 6.16
10.81 to 14.88	7,185,000	2.2	11.71	6,973,000	11.71
17.53 to 23.33	4,826,000	4.0	19.33	3,712,000	19.35
25.00 to 38.72	3,266,000	6.8	35.17	442,000	26.83
39.86 to 45.69	7,475,000	6.4	40.92	2,470,000	40.14
46.00 to 54.98	39,785,000	8.4	49.82	7,089,000	49.20
55.25 to 60.90	11,162,000	8.2	56.44	3,029,000	56.26
$ 4.24 to 60.90	73,747,000	7.2	$ 43.58	23,763,000	$ 32.99

Further information concerning the options is as follows:

	Shares	Option Price Per Share	Weighted-Average Per Share	Total
January 31, 2001	52,051,000	$ 5.33 - 63.44	$ 27.05	$ 1,407,993,000
(15,944,000 shares exercisable)				
Options granted	12,821,000	4.24 - 56.80	46.46	595,639,000
Options canceled	(1,969,000)	11.13 - 54.56	34.04	(67,030,000)
Options exercised	(9,433,000)	4.24 - 47.56	22.48	(212,065,000)
January 31, 2002	53,470,000	$ 4.24 - 63.44	$ 32.25	$ 1,724,537,000
(16,823,000 shares exercisable)				
Options granted	15,267,000	48.41 - 57.80	54.32	829,244,000
Options canceled	(3,037,000)	4.24 - 63.44	42.07	(127,752,000)
Options exercised	(6,595,000)	4.24 - 55.94	23.90	(157,588,000)
January 31, 2003	59,105,000	$ 4.24 - 60.90	$ 38.38	$ 2,268,441,000
(20,053,000 shares exercisable)				
Options granted	**26,136,000**	**47.02 - 59.92**	**49.65**	**1,297,604,000**
Options canceled	**(4,006,000)**	**4.24 - 60.90**	**45.09**	**(180,666,000)**
Options exercised	**(7,488,000)**	**4.24 - 56.80**	**22.89**	**(171,389,000)**
January 31, 2004	**73,747,000**	**$ 4.24 - 60.90**	**$ 43.58**	**$ 3,213,990,000**
(23,763,000 shares exercisable)				
Shares available for option:				
January 31, 2003	124,589,000			
January 31, 2004	**102,459,000**			

Income tax benefit resulting from the tax deductions triggered by employee exercise of stock options amounted to $83 million, $84 million and $106 million in fiscal 2004, 2003 and 2002, respectively.

8 Litigation

The Company is involved in a number of legal proceedings, which include consumer, employment, tort and other litigation. The lawsuits discussed below, if decided adversely to or settled by the Company, may result in liability material to the Company's financial condition or results of operations. The Company may enter into discussions regarding settlement of these and other lawsuits, and may enter into settlement agreements, if it believes settlement is in the best interests of the Company's Shareholders. In accordance with FASB Statement No. 5, "Accounting for Contingencies," the Company has made accruals with respect to these lawsuits, where appropriate, which are reflected in the Company's consolidated financial statements.

The Company is a defendant in numerous cases containing class-action allegations in which the plaintiffs have brought claims under the Fair Labor Standards Act ("FLSA"), corresponding state statutes or other laws. The plaintiffs in these lawsuits are hourly Associates who allege, among other things, that the Company forced them to work "off the clock" and failed to provide work breaks. The complaints generally seek unspecified monetary damages, injunctive relief or both. In North Carolina, Georgia, Texas, Ohio, Louisiana, Wisconsin, West Virginia, Florida and Michigan, the trial or appellate courts have denied class certification as to all state-law claims. In Louisiana and Texas, the plaintiffs then amended their pleadings to assert collective actions under the FLSA. A statewide class was certified in Colorado, but the Order was vacated after settlement. Statewide class actions were certified in Indiana, Massachusetts and Minnesota, and the rulings have been appealed. In California, the court denied certification of off-the-clock and rest-period damages claims, but certified a class for meal period claims, as well as certain other classes for injunctive relief only. Class certification claims are yet to be addressed in a majority of the cases. In Oregon, a federal court denied statewide certification as to state contract off-the-clock claims but allowed a limited class of opt-in plaintiffs to go to trial on FLSA and state statutory claims. The damages trial was completed on February 17, 2004. The court will now determine the amount of damages, based on the jury's findings. The Company does not expect the amount of damages in Oregon to have a material impact on the Company's financial condition or results of operations.

The California Department of Labor Standards Enforcement has initiated an investigation of Wal-Mart and SAM'S CLUB for alleged failures to comply with California wage-and-hour laws. In addition, two putative class actions have been filed in California challenging the methodology of payments made under various Associate incentive and bonus plans.

The Company is currently a defendant in two putative class actions brought on behalf of assistant store managers who challenge their exempt status under the FLSA, both of which are pending in federal court in Michigan. Two similar putative class actions challenging the exempt status of Wal-Mart assistant store managers and photo-center managers under California law have been filed in Los Angeles County Superior Court. No determination has been made as to class certification in any of these cases.

The Company is a defendant in *Dukes v. Wal-Mart Stores, Inc.*, a putative class-action lawsuit commenced in June 2001 and pending in the United States District Court for the Northern District of California. The case was brought on behalf of all past and present female employees in all of the Company's retail stores and wholesale Clubs in the United States. The complaint alleges that the Company has engaged in a pattern and practice of discriminating against women in promotions, pay, training and job assignments. The complaint seeks, among other things, injunctive relief, compensatory damages including front pay and back pay, punitive damages, and attorneys' fees. A hearing on class certification was held on September 24, 2003, but the court has not yet issued a ruling. There can be no assurance as to whether a class will be certified or, if a class is certified, as to the geographic or other scope of such a class. If the Cou certifies a class in this action and there is an adverse verdict on the merits, or in the event of a negotiated settlement of the action, th resulting liability could be material to the Company, as could employment-related injunctive measures, which would result in increased costs of operations on an ongoing basis.

The Company is a defendant in five putative class-action lawsuits, three of which are pending in Texas, one in New Hampshire, and on in Oklahoma. In each lawsuit, the plaintiffs seek a declaratory judgment that Wal-Mart and the other defendants who purchased Corporate-Owned Life Insurance ("COLI") policies lacked an insurable interest in the lives of the employees who were the insured unde the policies, and seek to recover the proceeds of the policies under theories of unjust enrichment and constructive trust. In some of tl suits, the plaintiffs assert other causes of action, and seek punitive damages. Class certification has not been decided in any of these cases. In January 2004, the parties to the first-filed Texas lawsuit signed a settlement agreement, which must be approved by the cou in order to become effective. If approved by the court, the settlement will include all Texas COLI claimants who do not opt out of the settlement class. The amount to be paid by Wal-Mart under the contemplated settlement will not have a material impact on the Company's financial condition or results of operations. In the Oklahoma litigation, the court has deferred ruling on plaintiffs' request add 11 additional states to the litigation, pending a ruling on the Company's motion for summary judgment. The New Hampshire case was settled in February 2004. The amount of the settlement will not have a material impact on the Company's financial condition or results of operations.

The Company is a defendant in *Mauldin v. Wal-Mart Stores, Inc.*, a class-action lawsuit that was filed on October 16, 2001, in the United States District Court for the Northern District of Georgia, Atlanta Division. The class was certified on August 23, 2002. On September 30, 2003, the court denied the Company's motion to reconsider that ruling. The class is composed of female Wal-Mart Associates who were participants in the Associates Health and Welfare Plan at any time from March 8, 2001, to the present and who were using prescription contraceptives. The class seeks amendment of the Plan to include coverage for prescription contraceptives, back pay for all members in the form of reimbursement of the cost of prescription contraceptives, pre-judgment interest, and attorneys' fees. The complaint alleges that the Company's Health Plan violates Title VII's prohibition against gender discrimination in that the Health Plan's Reproductive Systems provision does not provide coverage for prescription contraceptives.

The Company is a defendant in a lawsuit that was filed on August 31, 2001, in the United States District Court for the Eastern District of Kentucky. *EEOC (Janice Smith) v. Wal-Mart Stores, Inc.* is an action brought by the EEOC on behalf of Janice Smith and all other females who made application or transfer requests at the London, Kentucky, Distribution Center from 1995 to the present, and who were not hired or transferred into the warehouse positions for which they applied. The class seeks back pay for those females not selected for hire or transfer during the relevant time period. The class also seeks injunctive and prospective affirmative relief. The complaint alleges that the Company based hiring decisions on gender in violation of Title VII of the 1964 Civil Rights Act as amended. The EEOC can maintain this action as a class without certification.

The Company was previously a defendant in seven putative class actions that were pending in a Massachusetts state court, in which the plaintiffs alleged that the Company violated a state regulation requiring individual price stickers to be affixed to certain items offered for retail sale. The parties entered into a settlement agreement in the fall of 2003, which was approved by the court on December 15, 2003. The settlement will not have a material impact on the Company's financial condition or results of operations.

9 Commitments

The Company and certain of its subsidiaries have long-term leases for stores and equipment. Rentals (including, for certain leases, amounts applicable to taxes, insurance, maintenance, other operating expenses and contingent rentals) under all operating leases were $1.1 billion, $1.1 billion, and $1.0 billion in 2004, 2003, and 2002, respectively. Aggregate minimum annual rentals at January 31, 2004, under non-cancelable leases are as follows (in millions):

Fiscal Year	Operating Leases	Capital Leases
2005	$ 665	$ 430
2006	651	427
2007	599	419
2008	553	411
2009	519	397
Thereafter	5,678	3,002
Total minimum rentals	$ 8,665	5,086
Less estimated executory costs		44
Net minimum lease payments		5,042
Less imputed interest at rates ranging from 4.2% to 14.0%		1,849
Present value of minimum lease payments		$ 3,193

Certain of the leases provide for contingent additional rentals based on percentage of sales. The additional rentals amounted to $46 million, $51 million and $63 million in 2004, 2003 and 2002, respectively. Substantially all of the store leases have renewal options for additional terms from 5 to 30 years at comparable rentals.

In connection with the expansion of our distribution network within Canada, we have guaranteed specific obligations of a third-party logistics provider. In the unlikely event this provider fails to perform its financial obligations regarding certain Wal-Mart related projects, we would be obligated to pay an amount of up to $110 million. These agreements cover periods of up to 10 years.

In connection with debt financing of $500 million, we could be liable for an early termination payment under a related interest rate swap arrangement if certain unlikely events were to occur. At January 31, 2004, the termination payment was $88 million. This arrangement expires in fiscal 2011.

In connection with the development of our grocery distribution network in the United States, we have agreements with third parties which would require us to purchase or assume the leases on certain unique equipment in the event the agreements are terminated. These agreements, which can be terminated by either party at will, cover up to a five-year period and obligate the Company to pay up to approximately $148 million in the unlikely termination of some or all of these agreements.

The Company has entered into lease commitments for land and buildings for 11 future locations. These lease commitments with real estate developers provide for minimum rentals for 20 years, excluding renewal options, which if consummated based on current cost estimates, will approximate $17 million annually over the lease terms.

There are no recourse provisions which would enable us to recover any amounts paid under the above guarantees from third parties. No liability has been recorded in our financial statements for these guarantees.

10 Retirement-Related Benefits

In the United States, the Company maintains a Profit Sharing and 401(k) Retirement Savings Plan under which most full-time and many part-time Associates become participants following one year of employment. The Profit Sharing component of the plan is entirely funded by the Company, with an additional contribution made by the Company to the Associates' 401(k) component of the plan. In addition to the Company contributions to the 401(k) Retirement Savings component of the plan, Associates may elect to contribute a percentage of their earnings. During fiscal 2004, participants could contribute up to 15% of their pretax earnings, but not more than statutory limits.

Associates may choose from among 14 different investment options for the 401(k) Retirement Savings component of the plan. For Associates who did not make any election, their 401(k) balance in the plan is placed in a balanced fund. Associates are immediately vested in their 401(k) funds and may change their investment options at any time. Additionally, fully vested Associates have the same 14 investment options for the Profit Sharing component of the plan. Associates are fully vested in the Profit Sharing component of the plan after seven years of service.

Annual contributions to the United States and Puerto Rico 401(k) and profit sharing plans are made at the sole discretion of the Company, and were $662 million, $574 million and $479 million in fiscal 2004, 2003 and 2002, respectively. In addition, in fiscal 2002, eligible Associates could choose to receive a cash payout equal to one-half of the Company contribution that otherwise would have been made into the 401(k) plan. The Company paid $34 million in cash to Associates in lieu of Company contributions to the 401(k) plan in fiscal 2002.

Employees in foreign countries who are not U.S. citizens are covered by various postemployment benefit arrangements. These plans are administered based upon the legislative and tax requirements in the country in which they are established. Annual contributions to foreign retirement savings and profit sharing plans are made at the discretion of the Company, and were $89 million, $73 million and $55 million in fiscal 2004, 2003 and 2002, respectively.

The Company's United Kingdom subsidiary, ASDA, has in place a defined benefit pension plan. The plan was underfunded by $303 million and $206 million at January 31, 2004 and 2003, respectively.

11 Segments

The Company and its subsidiaries are principally engaged in the operation of mass merchandising stores located in all 50 states, Argentina, Canada, Germany, South Korea, Puerto Rico and the United Kingdom, through joint ventures in China, and through majority-owned subsidiaries in Brazil and Mexico. The Company identifies segments based on management responsibility within the United States and for total international units.

The Wal-Mart Stores segment includes the Company's Discount Stores, Supercenters and Neighborhood Markets in the United States as well as Wal-Mart.com. The SAM'S CLUB segment includes the warehouse membership Clubs in the United States. The International segment consists of the Company's operations in Argentina, Brazil, China, Germany, South Korea, Mexico and the United Kingdom, which are consolidated using a December 31 fiscal year-end, generally due to statutory reporting requirements. There were no significant intervening events which materially affected the financial statements. The Company's operations in Canada and Puerto Rico are consolidated using a January 31 fiscal year-end. The amounts under the caption "Other" in the following table are corporate overhead, including our real estate operations. Wal-Mart's portion of the results of our unconsolidated 37.8% minority interest in Japanese retailer Seiyu is also included under the caption "Other."

The Company measures segment profit as operating profit, which is defined as operating income, which is defined as income from continuing operations before net interest expense, income taxes and minority interest. Information on segments and the reconciliation to income from continuing operations before income taxes and minority interest, are as follows (in millions):

Fiscal Year Ended January 31, 2004	Wal-Mart Stores	SAM'S CLUB	International	Other	Consolidated
Revenues from external customers	$ 174,220	$ 34,537	$ 47,572	$ –	$ 256,329
Intercompany real estate charge (income)	2,468	484	–	(2,952)	–
Depreciation and amortization	1,482	249	810	1,311	3,852
Operating income (loss)	12,916	1,126	2,370	(1,387)	15,025
Interest expense, net					(832)
Income from continuing operations before income taxes and minority interest					14,193
Total assets of continuing operations	$ 26,230	$ 4,645	$ 34,018	$ 40,019	$ 104,912

Fiscal Year Ended January 31, 2003	Wal-Mart Stores	SAM'S CLUB	International	Other	Consolidated
Revenues from external customers	$ 157,120	$ 31,702	$ 40,794	$ –	$ 229,616
Intercompany real estate charge (income)	2,228	453	–	(2,681)	–
Depreciation and amortization	1,287	216	639	1,222	3,364
Operating income (loss)	11,840	1,023	1,998	(1,566)	13,295
Interest expense, net					(927)
Income from continuing operations before income taxes and minority interest					12,368
Total assets of continuing operations	$ 24,748	$ 4,404	$ 30,709	$ 33,039	$ 92,900

Fiscal Year Ended January 31, 2002	Wal-Mart Stores	SAM'S CLUB	International	Other	Consolidated
Revenues from external customers	$ 139,131	$ 29,395	$ 35,485	$ –	$ 204,011
Intercompany real estate charge (income)	1,993	411	–	(2,404)	–
Depreciation and amortization	1,091	177	595	1,365	3,228
Operating income (loss)	10,189	1,023	1,271	(904)	11,579
Interest expense, net					(1,183)
Income from continuing operations before income taxes and minority interest					10,396
Total assets of continuing operations	$ 21,890	$ 3,958	$ 26,324	$ 29,377	$ 81,549

Operating income information for fiscal years 2003 and 2002 has been reclassified to conform to current-year presentation.

Domestic long-lived assets, net, excluding goodwill were $43.7 billion and $39.3 billion in fiscal 2004 and 2003, respectively. Additions to domestic long-lived assets were $6.5 billion, $6.1 billion and $4.7 billion in fiscal 2004, 2003 and 2002, respectively. International long-lived assets, net, excluding goodwill were $17 billion and $14.7 billion in fiscal 2004 and 2003, respectively. Additions to International long-lived assets were $3.3 billion, $2.3 billion and $1.4 billion in fiscal 2004, 2003 and 2002, respectively. The International segment includes all international real estate. The operations of the Company's ASDA subsidiary are significant in comparison to the total operations of the International segment. ASDA sales during fiscal 2004, 2003 and 2002 were $21.7 billion, $18.1 billion and $15.3 billion, respectively. At January 31, 2004 and 2003, ASDA long-lived assets, including primarily net plant, property and equipment and net goodwill, totaled $16.3 billion and $14.2 billion, respectively.

12 Quarterly Financial Data (Unaudited)

(Amounts in millions except per share information)	Quarters ended April 30,	July 31,	October 31,	January 31,
2004				
Net sales	$ 56,718	$ 62,637	$ 62,480	$ 74,494
Cost of sales	43,918	48,298	48,292	58,239
Income from continuing operations	1,830	2,283	2,028	2,722
Income from discontinued operation	31	161	–	–
Net income	$ 1,861	$ 2,444	$ 2,028	$ 2,722
Net income per common share, basic				
Income from continuing operations	$ 0.41	$ 0.52	$ 0.46	$ 0.63
Income from discontinued operation	0.01	0.04	–	–
Net income per common share, basic	$ 0.42	$ 0.56	$ 0.46	$ 0.63
Net income per common share, diluted				
Income from continuing operations	$ 0.41	$ 0.52	$ 0.46	$ 0.63
Income from discontinued operation	0.01	0.04	–	–
Net income per common share, diluted	$ 0.42	$ 0.56	$ 0.46	$ 0.63
2003				
Net sales	$ 51,705	$ 56,271	$ 55,241	$ 66,400
Cost of sales	40,136	43,516	42,646	52,001
Income from continuing operations	1,596	1,990	1,780	2,452
Income from discontinued operation	35	29	17	56
Net income	$ 1,631	$ 2,019	$ 1,797	$ 2,508
Net income per common share, basic				
Income from continuing operations	$ 0.36	$ 0.45	$ 0.40	$ 0.56
Income from discontinued operation	0.01	–	0.01	0.01
Net income per common share, basic	$ 0.37	$ 0.45	$ 0.41	$ 0.57
Net income per common share, diluted				
Income from continuing operations	$ 0.36	$ 0.45	$ 0.40	$ 0.56
Income from discontinued operation	0.01	–	0.01	0.01
Net income per common share, diluted	$ 0.37	$ 0.45	$ 0.41	$ 0.57

The sum of quarterly financial data will not agree to annual amounts due to rounding. Fiscal 2003 has been restated for the adoption of FAS 123 for which the Company elected the retroactive restatement transition method and for the sale of McLane as a discontinued operation.

Report of Independent Auditors

The Board of Directors and Shareholders,

Wal-Mart Stores, Inc.

We have audited the accompanying consolidated balance sheets of Wal-Mart Stores, Inc. as of January 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart Stores, Inc. at January 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective February 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Ernst + Young LLP

Tulsa, Oklahoma

March 19, 2004

Report of Management

Management of Wal-Mart Stores, Inc. ("Wal-Mart") is responsible for the integrity and objectivity of the financial statements and other information presented in this report. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of financial statements requires certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

Management has developed and maintains a system of internal and disclosure controls, including an extensive internal audit program. These controls are designed to provide reasonable assurance that the Company's assets are protected from improper use and that Wal-Mart's accounting records provide a reliable basis for the preparation of financial statements. We continually review, improve and modify these systems and programs in response to changes in business conditions and operations and the recommendations made by Wal-Mart's internal and external auditors. We believe that the system of internal and disclosure controls provides reasonable assurance that Wal-Mart's assets are safeguarded and that the financial information disclosed is reliable.

Our Company was founded on the belief that open communications and the highest standard of ethics are necessary to be successful. Our long-standing "open door" communication policy helps Management be aware of and deal with issues in a timely and effective manner. Through the open door policy all Associates are encouraged to inform Management at the appropriate level when they are concerned about any matter pertaining to the Company.

Wal-Mart has adopted a Statement of Ethics to guide our Associates in the continued observance of high ethical standards such as honesty, integrity and compliance with the law in the conduct of the Company's business. Familiarity and compliance with the Statement of Ethics is periodically reviewed and acknowledged by all management Associates. The Company also has in place a Related-Party Transaction Policy. This policy applies to all Officers and Directors of the Company and requires material related-party transactions to be reviewed by the Audit Committee of the Board of Directors. The Company's Officers and Directors are required to report material related-party transactions to the Company.

We retain Ernst & Young LLP, independent auditors, to audit the Company's financial statements. Their audits are performed in accordance with generally accepted auditing standards in the United States. We have made available to Ernst & Young LLP all financial records and related data.

The Board of Directors, through the activities of its Audit Committee consisting solely of independent directors, provides oversight of the process of reporting financial information. The Committee stays informed of the financial condition of the Company and regularly reviews its financial policies and procedures, the independence of the Company's independent auditors, its internal accounting controls and the objectivity of its financial reporting. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee and meet with the Committee periodically, both with and without Management present.





H. Lee Scott
President and Chief Executive Officer

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer

Fiscal 2004 End-of-Year Store Count

State	Discount Stores	Supercenters	SAM'S CLUBS	Neighborhood Markets
Alabama	27	59	10	2
Alaska	6	0	3	0
Arizona	21	23	11	2
Arkansas	31	48	5	6
California	143	0	32	0
Colorado	16	35	14	0
Connecticut	27	3	3	0
Delaware	3	4	1	0
Florida	59	101	38	2
Georgia	37	67	21	0
Hawaii	6	0	1	0
Idaho	3	13	1	0
Illinois	79	37	28	0
Indiana	38	49	14	0
Iowa	23	30	7	0
Kansas	26	27	6	2
Kentucky	30	45	5	1
Louisiana	31	51	12	1
Maine	12	10	3	0
Maryland	34	5	13	0
Massachusetts	40	2	3	0
Michigan	49	19	23	0
Minnesota	33	13	13	0
Mississippi	18	46	5	1
Missouri	52	62	14	0
Montana	5	6	1	0
Nebraska	9	14	3	0
Nevada	10	11	5	0
New Hampshire	19	7	4	0
New Jersey	34	0	8	0
New Mexico	4	22	5	0
New York	54	24	18	0
North Carolina	43	58	18	0

State	Discount Stores	Supercenters	SAM'S CLUBS	Neighborhood Markets
North Dakota	8	0	2	0
Ohio	74	35	26	0
Oklahoma	37	45	7	13
Oregon	21	6	0	0
Pennsylvania	52	51	20	0
Rhode Island	7	1	1	0
South Carolina	18	42	9	0
South Dakota	6	4	2	0
Tennessee	26	68	15	4
Texas	102	184	69	26
Utah	5	19	7	4
Vermont	4	0	0	0
Virginia	22	55	13	0
Washington	23	12	3	0
West Virginia	8	20	3	0
Wisconsin	41	31	11	0
Wyoming	2	7	2	0
U.S. Totals	**1,478**	**1,471**	**538**	**64**

International/Worldwide

	Discount Stores	Supercenters	SAM'S CLUBS	Neighborhood Markets
Argentina	0	11	0	0
Brazil	0	13	10	2 *
Canada	231	0	4	0
China	0	28	4	2
Germany	0	92	0	0
South Korea	0	15	0	0
Mexico	487†	83	53	0
Puerto Rico	9	3	9	32 **
United Kingdom	255‡	12	0	0
International Totals	**982**	**257**	**80**	**36**
Grand Totals	**2,460**	**1,728**	**618**	**100**

* Brazil includes 2 Todo Dias
† Mexico includes 140 Bodegas, 52 Suburbias, 44 Superamas, 251 Vips
** Puerto Rico includes 32 Amigos
‡ United Kingdom includes 253 ASDA Stores and 2 George Stores

Corporate Information

Registrar and Transfer Agent:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-438-6278
TDD for hearing-impaired inside the U.S.: 1-800-952-9245
Internet: http://www.equiserve.com
Dividend Reinvestment and Direct Stock Purchase Available

Listings – Stock Symbol: WMT

New York Stock Exchange
Pacific Stock Exchange

Annual Meeting:

Our Annual Meeting of Shareholders will be held on Friday, June 4, 2004, at 8:45 a.m. in Bud Walton Arena on the University of Arkansas campus, Fayetteville, Arkansas.

Communication with Shareholders:

Wal-Mart Stores, Inc. periodically communicates with its Shareholders and other members of the investment community about our operations. For further information regarding our policy on Shareholders and Investor Communications refer to our website www.walmartstores.com.

Independent Auditors:

Ernst & Young LLP
3900 One Williams Center
Tulsa, Oklahoma 74172

Corporate Address:

Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716
Telephone: (479) 273-4000
Retail Internet Site: http://www.walmart.com
Corporate Internet Site: http://www.walmartstores.com

The following reports are available without charge upon request by writing the Company c/o Investor Relations or by calling (479) 273-8446. These reports are also available via the corporate website.

- Annual Report on Form 10-K
- Quarterly Reports on Form 10-Q
- Current Press Releases
- Current Sales and Earnings Releases
- Copy of Proxy Statement
- Diversity Brochure
- Supplier Standards Report

Trustees

3.375%, 4.15%, 4.375%, 4.55%, 5.199%, 5.45%, 5.875%, 6.5%, 6.55%, 6.75%, 6.875%, 7.25%, 7.5%, 7.55%, 8.0%, 8.5%
Notes, Marks[SM], Wal-Mart Canada Venture Corp – 5.58%
J.P. Morgan
Institutional Trust Services
2001 Bryan Street – 9th Floor
Dallas, Texas 75201

Global Notes – (GBP)
4.75%, 5.75%
J.P. Morgan
Institutional Trust Services
Trinity Tower
9 Thomas More Street
London E1W 1YT

Pass Through Certificates
1992-A-1-7.49%
1992-A-2-8.07%
Wells Fargo Bank
229 South Main Street – 12th Floor
Salt Lake City, Utah 84111

Sale/Leaseback Transaction
(Wal-Mart Retail Trust I, II, III)
US Bank, N.A.
Corporate Trust Services
P.O. Box 960778
Boston, Massachusetts
02102-0778

Pass Through Certificates
1994-A-1-8.57%
1994-A-2-8.85%
J.P. Morgan
Institutional Trust Services
2001 Bryan Street – 9th Floor
Dallas, Texas 75201

Sale/Leaseback Transaction
Series B – 8.75%
Series C – 8.875%
J.P. Morgan
Institutional Trust Services
2001 Bryan Street – 9th Floor
Dallas, Texas 75201

Pass Through Certificates
(Wal-Mart Retail Trust IV, V)
1994-B-1-8.45%
1994-B-2-8.62%
1994-B-3-8.80%
J.P. Morgan
Institutional Trust Services
2001 Bryan Street – 9th Floor
Dallas, Texas 75201

Sale/Leaseback Transaction
WMS I Series C – 8.72%
J.P. Morgan
Institutional Trust Services
2001 Bryan Street – 9th Floor
Dallas, Texas 75201

Market Price of Common Stock

Fiscal year ended January 31, 2003

	High	Low
1st Quarter	$63.75	$55.80
2nd Quarter	$58.55	$44.60
3rd Quarter	$57.33	$45.60
4th Quarter	$55.57	$47.10

Fiscal year ended January 31, 2004

	High	Low
1st Quarter	$56.58	$46.74
2nd Quarter	$57.32	$52.00
3rd Quarter	$60.08	$55.27
4th Quarter	$59.04	$50.74

Fiscal year ending January 31, 2005

	High	Low
1st Quarter*	$61.05	$54.69

*Through March 31, 2004

Shareholders

As of March 31, 2004, there were 333,604 holders of record of Wal-Mart's Common Stock.

Dividends Paid Per Share

Fiscal year ended January 31, 2003

April 18, 2002	$0.075
July 8, 2002	$0.075
October 7, 2002	$0.075
January 6, 2003	$0.075

Fiscal year ended January 31, 2004

April 7, 2003	$0.090
July 7, 2003	$0.090
October 14, 2003	$0.090
January 5, 2004	$0.090

Dividends Payable Per Share

Fiscal year ending January 31, 2005

April 5, 2004	$0.130
July 7, 2004	$0.130
September 7, 2004	$0.130
January 3, 2005	$0.130

Board of Directors

James W. Breyer
Mr. Breyer is the Managing Partner of Accel Partners, a venture capital firm.

M. Michele Burns
Ms. Burns is the Executive Vice President and Chief Financial Officer of Delta Air Lines, Inc.

Thomas M. Coughlin
Mr. Coughlin is the Vice Chairman of the Board of Wal-Mart.

David D. Glass
Mr. Glass is the Chairman of the Executive Committee of the Board of Wal-Mart.

Stanley C. Gault
Mr. Gault is the retired chairman of the Board of Directors of Goodyear Tire and Rubber Company.

Roland A. Hernandez
Mr. Hernandez is the retired Chief Executive Officer and Chairman of the Board of Directors of Telemundo Group, Inc., a Spanish-language television station company.

Dawn G. Lepore
Ms. Lepore is a Vice Chairman for The Charles Schwab Corporation, a financial holding company.

John D. Opie
Mr. Opie is the retired Vice Chairman of the Board of Directors and Executive Officer of the General Electric Co., a diversified technology, services and products company.

J. Paul Reason
Mr. Reason is the President and Chief Operating Officer of Metro Machine Corporation, an employee-owned ship repair company. He is a retired four-star Admiral of the U. S. Navy. He served as Commander-in-Chief of the U.S. Atlantic Fleet.

H. Lee Scott, Jr.
Mr. Scott is the President and Chief Executive Officer of Wal-Mart.

Jack C. Shewmaker
Mr. Shewmaker is the President of J-COM, Inc., a consulting company, and is also a rancher.

Jose H. Villarreal
Mr. Villarreal is a partner in the San Antonio, Texas, office of the law firm of Akin, Gump, Strauss, Hauer & Feld LLP.

John T. Walton
Mr. Walton is the Chairman of True North Partners, LLC, which holds investments in technology companies.

S. Robson Walton
Mr. Walton is the Chairman of the Board of Wal-Mart.